UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2/A-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SHINECO, INC.
(Name of small business issuer in our charter)

Delaware
State or other jurisdiction of incorporation or organization)

2833	52-2175898
(Primary standard industrial classification code number)	(I.R.S. Employer Identification No.)

Room 3106, Bldg. B, #39 East 3rd Ring Road
Chaoyang District
Beijing 100022
PR China
Phone: (86) 10-5869-3011
(Address and telephone number of principal executive offices and place of business)

United Corporate Services, Inc.
874 Walker Road, Suite C
Dover, DE 19904
Phone: (302) 734-8300
(Name, address and telephone of agent for service)

Copies to:

Bruce M. Pritchett, Esq.
MARTIN & PRITCHETT, PA
17115 Kenton Drive, Suite 202A
Cornelius, NC 28031
Phone: (704) 584-0269
Fax: (704) 895-1528

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Share amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Commission per share	Net proceeds to the corporation (2)	Calculation of Filing Fee
Common Stock Par value $.001 (1)	339,102	$1.50	$508,653	-0-	-0-	$54.43
TOTALS	339,102		$508,653			$54.43

(1)	Represents shares offered by selling stockholders. The registration fee has been calculated pursuant to Rule 457(f)(2) assuming a price of $1.50 per share and assumes sale of all shares.

(2)	Does not include filing, printing, legal, accounting and miscellaneous expenses of approximately $75,000.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PART I. INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

SHINECO, INC.

339,102 shares of Common Stock $1.50 per share

Maximum Offering Price: $508,653

The Selling Security Holders are offering to sell 339,102 shares of common stock in Shineco, Inc. at an offering price of $1.50 per share.

These shares are not listed on any national securities exchange or the Nasdaq Stock Market. We have no underwriting arrangement for sale of these shares; rather, each Selling Security Holder will act on their own behalf to sell their own shares on a best efforts basis, with no minimum sale required. No funds from the sale of these shares will be held in trust or escrow; rather, any proceeds from the sale of these shares will be immediately available to the individual Selling Security Holders as they are able to sell the shares. There are no underwriting discounts or commissions involved with the sale of these shares. The Company will receive none of the proceeds from the sale(s) of these securities; all proceeds will go the individual Selling Security Holders according to the number of shares they are able to sell.

These securities involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. The Selling Security Holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this Prospectus, subject to completion, is February ___, 2007.

Dealer Prospectus Delivery Obligation: Until ______________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY
THE COMPANY

Shineco, Inc. (“the Company,” or “we”) was incorporated under Delaware state law on August 20, 1997.  On December 30, 2004, the Company acquired all of the issued and outstanding shares of Beijing Tenet-Jove Technological Development Corp., Ltd. (“Tenet-Jove”), a People’s Republic of China company, in exchange for restricted shares of the Company’s common stock. Thus, the sole operating business of the Company became that of its subsidiary, Tenet-Jove. On June 9, 2005, the Company changed its name to Shineco, Inc.

Tenet-Jove currently develops, manufactures and distributes specialized fabric and food products derived from the plant known to Western science as Apocynum venetum (known in Chinese as “Luobuma”). Luobuma has a long history of use in traditional Chinese remedies. These remedies have been carefully catalogued and documented for centuries, dating back at least as far as Li Shizhen’s famous Compendium of Materia Medica (known in Chinese as the Bencao Gangmu), which was first published in 1578 A.D., during the Ming Dynasty. Our products are designed to incorporate modern scientific methods, including recent developments in nanotechnology, with traditional Chinese medicine predicated on centuries-old traditions of Eastern herbal remedies derived from the Apocynum venetum raw material. We market these products to the growing Chinese market through our nation-wide marketing network. We do not sell these products in the United States and are not subject to United States food and drug laws.

OUR REVENUES

Our gross revenues, as shown in our audited financial statements, have increased somewhat in the past year. For the year ended December 31, 2005, our gross revenue was $2,243,047, a 6.7% increase from $2,102,219 in the year ended December 31, 2004. Our net income decreased by 38%, from $495,246 in fiscal 2004 to $305,607 in fiscal 2005. The reason for the decrease in net income is primarily attributed to the rising cost of goods sold and a higher interest expense in fiscal 2005.

OUR OPPORTUNITY AND CHALLENGES

We primarily operate our business in China, one of the world’s most dynamic markets. As China’s economy keeps growing at over 8% annually, we are exposed to a business environment that has not only significant growth opportunity but also unpredictable risks. Our business objective is to become one of the top therapeutic product providers in China by 2010. In the last two years, we have successfully developed our product line with our patented technology; we have also established our brand name and a preliminary distribution network. However, we are still facing many challenges typically faced by growing companies in the biotech and healthcare industries. Those challenges include competition from the market, increasing need for working capital and R & D spending, recruiting and retaining top talent. Our inability to overcome those challenges would have an adverse effect on our operations, financial conditions and prospects to reach our business objectives.

SELECTED FINANCIAL DATA

The following table sets forth summary financial data derived from our audited financial statements. This data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, which have been audited by Child, Van Wagoner & Bradshaw, PLLC, independent auditors, whose report with respect thereto is included in this Prospectus.

We derived the financial data for the fiscal years ended December 31, 2004 and 2005.

Earnings Data	2005	2004

Revenues	2,243,047	$2,102,219
Cost of goods sold	1,101,298	829,099
Total Operating Expenses	726,014	827,232
Total Other Income (Expenses)	(112,673)	(28,605)
Net Income	305,607	$495,246

Net Income per common share	0.03	0.05
Weighted average common shares outstanding	9,298,823	9,298,823

Balance Sheet Data
Working capital	2,700,855	$1,489,146
Total assets	5,208,000	4,360,973
Total liabilities	3,256,179	2,758,813
Stockholders' equity	1,951,821	$1,602,160

RISK FACTORS

THE SHARES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING, BUT NOT NECESSARILY LIMITED TO, THE RISK FACTORS DESCRIBED BELOW.  EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS INHERENT IN AND AFFECTING THE BUSINESS OF THE COMPANY AND THIS OFFERING BEFORE MAKING AN INVESTMENT DECISION.

WE DEPEND HEAVILY ON A FEW KEY PERSONNEL. IF WE LOSE THEIR SERVICES, WE COULD SUFFER SERIOUS DOWNTURNS IN OUR BUSINESS.

Our success will be largely dependent upon the efforts of Messrs. Yuying Zhang and Weixing Yin. We do not currently have employment agreements with Yuying Zhang and Mr. Yin, and there can be no assurance that such persons will continue their employment with us.

The loss of the services of either Mr. Zhang or Mr. Yin would have a material adverse effect on our ability to maintain and expand our current business operations or to develop related products and services.  We do not presently have "key man" life insurance with respect to our management.  Our success is also dependent upon our ability to hire and retain additional qualified executives and creative marketing personnel.  There can be no assurance that we will be able to hire or retain such necessary personnel and our inability to do so would have a material adverse impact on our ability to expand our current business operations and achieve profitability.

IT MAY BE DIFFICULT FOR YOU TO SELL YOUR SHARES BECAUSE OF RESTRICTIONS IMPOSED BY THE PENNY STOCK RULES, WHICH MAY REDUCE OR ELIMINATE YOUR ABILITY TO OBTAIN ANY MONETARY VALUE FOR YOUR SHARES.

Our shares will probably be subject to rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks are generally equity securities with a price of less than $5.00, except for securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in those securities is provided by the exchange or system.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to make a special written determination that the penny stock is a suitable investment for the purchaser and to receive the purchaser's written acknowledgment of receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.  These disclosure requirements will make it more difficult to create or sustain an active trading market in the Shares.  If there is only a limited trading market in the Shares, holders of the Shares may have difficulty selling their shares, which may reduce or eliminate their ability to obtain any monetary value for their shares.

WE FACE AGGRESSIVE COMPETITION FROM LARGER, BETTER-FUNDED COMPANIES THAT COULD TAKE OVER OUR MARKET, THUS REDUCING OUR REVENUES AND HURTING THE PRICE OF OUR STOCK

There are numerous healthcare products companies that manufacture alternative products.  These competitors may have substantially larger financial resources, greater name recognition as well as more qualified management and personnel.  There can be no assurance that the Company’s business and results of operations will not be materially affected by market conditions and competition in the future.

OUR BUSINESS DEPENDS ON CONTINUING PRODUCT DEVELOPMENT AND TECHNOLOGICAL CHANGE; IF WE CANNOT KEEP UP WITH TECHNOLOGICAL CHANGE, WE COULD SUFFER FINANCIAL LOSSES

We depend heavily on continuing product development and technological improvements to our products. The Company's inability, for technological or other reasons, to develop and introduce our lines of products in a timely manner in response to changing market conditions or customer requirements, would have a material adverse effect on the Company's results of operations. The ability of the Company to compete successfully will depend in large measure on its ability to hire and maintain a technically competent research and development staff and to adapt to technological changes and advances in the industry. There can be no assurance that the Company will be able to develop successful products.

WE DEPEND HEAVILY ON OUR PROPRIETARY TECHNOLOGY. IF WE CANNOT PROTECT OUR PATENTS AND PROPRIETARY RIGHTS, WE MAY LOSE BUSINESS

The Company’s success depends, in part, on its ability to secure and protect its technology through patents, trademarks and trade secrets. The Company holds numerous patents in China. However no assurance can be given that the Company’s patents will be declared by a court to be valid or enforceable, or that a competitor’s technology or product would be found to infringe upon the Company’s patents.  Some of the Company’s technology and know how are maintained as trade secrets and elements thereof may be continued to be guarded as such even after filing the patent.

WE DO THE LARGE MAJORITY OF OUR BUSINESS IN CHINA; IF THE CHINESE ECONOMY SLOWS DOWN, OUR BUSINESS COULD SLOW DOWN AS WELL

A downturn in the Chinese economy may slow down our growth and profitability. The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any downturn will not have a negative effect on our business.

THE UNCERTAIN LEGAL ENVIRONMENT IN CHINA COULD LIMIT THE LEGAL PROTECTIONS AVAILABLE TO YOU.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value.  In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation enacted over the past 20 years has significantly enhanced the protections afforded to foreign invested enterprises in China.  However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties.  These uncertainties could limit the legal protections available to foreign investors, such as the right of foreign invested enterprises to hold licenses and permits such as requisite business licenses. You may not be able to prevail in a Chinese court on breach of contract or fraud claims, either.

ANY NATURAL DISASTER, OR WIDESPREAD PUBLIC HEALTH PROBLEM, SUCH AS AVIAN FLU COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

Any natural disaster or widespread public health problem such as Avian Flu in China, where all of our revenue is derived, could have a negative effect on our operations.  Our operations may be impacted by a number of health-related factors, including the following:

•	quarantines or closures of some of our offices which would severely disrupt our operations;
•	the sickness or death of our key officers and employees; and
•	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

CHANGES IN CHINA’S POLITICAL AND ECONOMIC POLICIES COULD HARM OUR BUSINESS.

The economy of China has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy.  Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations.  In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD.  These differences include:

•	economic structure;
•	level of government involvement in the economy;
•	level of development;
•	level of capital reinvestment;
•	control of foreign exchange; and
•	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to western economies.

RESTRICTIONS ON CURRENCY EXCHANGE MAY LIMIT OUR ABILITY TO RECEIVE AND USE OUR REVENUES EFFECTIVELY.

Because almost all of our future revenues may be in the form of Chinese currency (the Renminbi), any future restrictions on currency exchanges may limit our ability to use revenue generated in Chinese Renminbi to fund any future business activities outside China or to make dividend or other payments in U.S. dollars.  Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies, after providing valid commercial documents, at those banks authorized to conduct foreign exchange business.  In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items.  We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

THE VALUE OF OUR SECURITIES WILL BE AFFECTED BY THE FOREIGN EXCHANGE RATE BETWEEN U.S. DOLLARS AND CHINESE RENMINBI.

The value of our common stock will be affected by the foreign exchange rate between U.S.dollars and Chinese Renminbi.  For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position and the price of our common stock may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S.dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S.dollar appreciates against the Renminbi, the U.S.  dollar equivalent of our earnings from our subsidiaries in China would be reduced.

THE MARKET PRICE FOR OUR COMMON STOCK WILL LIKELY BE VERY VOLATILE.

The market price for our common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;
•	announcements of new products or services by us or our competitors;
•	changes in financial estimates by securities analysts;
•	announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
•	additions or departures of key personnel.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

STOCKHOLDERS COULD EXPERIENCE SUBSTANTIAL DILUTION.

We may issue additional shares of our capital stock to raise additional cash for working capital. If we issue additional shares of our capital stock, our stockholders will experience dilution in their respective percentage ownership in the Company.  Dilution may also occur if the holders of the Company’s Series A Convertible Preferred Stock convert the Preferred shares into common shares.

A LARGE PORTION OF OUR COMMON STOCK IS CONTROLLED BY A SMALL NUMBER OF STOCKHOLDERS.

A large portion of our common stock is held by a small number of stockholders.  As a result, these stockholders are able to influence the outcome of stockholder votes on various matters, including the election of directors and extraordinary corporate transactions including business combinations.   In addition, the occurrence of sales of a large number of shares of our common stock, or the perception that these sales could occur, may affect our stock price and could impair our ability to obtain capital through an offering of equity securities.  Furthermore, the current ratios of ownership of our common stock reduce the public float and liquidity of our common stock which can in turn affect the market price of our common stock.

THERE IS NO ESTABLISHED MARKET FOR OUR COMMON STOCK, SO YOU MAY NEVER BE ABLE TO SELL YOUR SHARES

There is no established market for our shares. Although we intend to file a Form 211 with the National Association of Securities Dealers, we have not yet done so and our stock is not yet quoted on the OTC Bulletin Board or on any other public market, and even after filing of such a form, there can be no assurance that a market for our shares will ever develop.

We currently have a total of 9,298,823 shares outstanding, all of which constitute "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933.  All of these shares may currently be eligible for resale in accordance with the provisions of Rule 144 by virtue of having been held for the required minimum holding period of one year. However, a recent SEC interpretation indicated that, in certain circumstances, Rule 144 is not available for resales of shares which were originally issued to promoters or affiliates of blank check companies.  This SEC interpretation appears to be applicable to the shares held by some of our affiliates and to the extent it is applicable would prohibit resales of such shares in reliance upon Rule 144.  To the extent the holders of these shares may not rely on Rule 144 to make resales, such shares may be offered and sold only pursuant to an effective registration statement.

WE DO NOT PLAN TO PAY CASH DIVIDENDS NOW OR IN THE FORESEEABLE FUTURE, BUT INSTEAD PLAN TO RE-INVEST INCOME FROM OPERATIONS BACK INTO THE COMPANY’S OPERATIONS

No cash dividends have been paid on the shares of the Company to date, nor is it anticipated that any such dividends will be paid to stockholders in the foreseeable future. Any income received from operations will be reinvested and devoted to the Company’s future operations and/or to expansion.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the securities registered in this registration statement. Rather, the Selling Security Holders will receive all proceeds from the sales of these securities, at the time when they actually sell their shares.

DETERMINATION OF OFFERING PRICE

The offering price for our securities as identified in this Prospectus was determined arbitrarily, without any reference to our stock’s book value, net tangible book value, or any other criteria of valuation.

DILUTION

There will be no dilution to our current shareholders as a result of this registration statement, because we are only registering the sale of currently issued and outstanding stock by the current selling shareholders. No new stock will be issued pursuant to this registration statement.

SELLING STOCKHOLDERS

This Prospectus relates to the offer and sale of 339,102 shares of our common stock by the selling stockholders identified in this Prospectus at a price of $1.50 per share. The selling stockholders will sell our shares at $1.50 per share until our shares are quoted on the Over-The-Counter-Bulletin Board and thereafter at prevailing market price or at privately negotiated prices.

The following table sets forth information concerning the selling security holders including:

1.	the number of shares owned by each selling security holder prior to this offering;
2.	the total number of shares that are to be offered by each selling security holder;
3.	the total number of shares of common stock that will be owned by each selling security holder upon completion of the offering; and
4.	the percentage of common stock that will be owned by each selling security holder upon completion of the offering if all of the offered shares are sold by the selling security holders and the Company.

All information with respect to share ownership has been furnished by the selling stockholders. The shares being offered are being registered to permit public secondary trading of the shares and each selling stockholder may offer all or part of the shares owned for resale from time to time. A selling stockholder is under no obligation, however, to sell any shares immediately pursuant to this prospectus, nor is a selling stockholder obligated to sell all or any portion of the shares at any time. Therefore, no estimate can be given as to the number of shares of common stock that will be sold pursuant to this prospectus or the number of shares that will be owned by the selling stockholders upon termination of the offering made hereby.

Name	Beneficial Ownership Before the Offering (1)	Shares of Common Stock Included in Prospectus	Beneficial Ownership After the Offering (2)	Percentage of Common Stock Owned after Offering
Antonacci, Ezia	1,000	1,000	0	0
Barstow, Rochelle	5,000	5,000	0	0
Bushansky, Stephen	2,500	2,500	0	0
Goldstein, Marc	1,250	1,250	0	0
Grodko, Alan	2,500	2,500	0	0
Grodko, Jeffrey	2,500	2,500	0	0
Herbst, Anna V.	13,500	13,500	0	0
Ingrassia, Joseph	19,226	19,226	0	0
Leva, Pauline	1,000	1,000	0	0
Leva, Tina	13,000	13,000	0	0
Little, Glenn	25,000	10,000	15,000	Less than 1%
Little, Glenn C/F (3) Little, David	10,000	10,000	0	0
Little, Glenn C/F Little, Eve M.	10,000	10,000	0	0
Little, Glenn C/F Little, Sarah	10,000	10,000	0	0
Liu, Guiqing	543,030	30,000	513,030	5.5%
Palmieri, Cosmo	12,500	12,500	0	0
Pioppi, Christina	1,000	1,000	0	0
Pioppi, James	1,000	1,000	0	0
Pioppi, John P.	1,000	1,000	0	0
Pope, Dominick	6,000	6,000	0	0
Rametra, Munish	12,500	12,500	0	0
Reiner, Anthony C.	1,000	1,000	0	0
Rubin, Michael	2,500	2,500	0	0
Shi, Li	814,545	30,000	784,545	8.4%
Starke, Richard	12,500	12,500	0	0
Steinberg, Daniel	2,000	2,000	0	0
Stokes, Whitney M	5,000	5,000	0	0
Sutaria, Mona	150	150	0	0
Sutaria, Shiesh	150	150	0	0
Sutaria, Shiesh C/F Sutaria, Mira	163	163	0	0
Sutaria, Shiesh C/F Sutaria, Milan	163	163	0	0
Tian, Shuangpeng	1,176,564	30,000	1,146,564	12.3%
Yin, Weixing	814,545	30,000	784,545	8.4%
Zhang, Yuying	2,715,148	30,000	2,685,148	28.9%
Zhou, Guocong	1,176,564	30,000	1,146,565	12.3%

(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares which the selling shareholder has sole or shared voting power or investment power and any shares the selling shareholder has the right to acquire within 60 days.
(2) Assumes that all securities offered are sold.
(3) “C/F” is an abbreviation for “Custodian For” and indicates shares held as custodian for a minor.

PLAN OF DISTRIBUTION

This prospectus covers the resale by selling stockholders of shares of our common stock that they have already purchased from us.  Selling stockholders may sell their shares of common stock either directly or through a broker-dealer in one or more of the following kinds of transactions: (i) transactions in the over-the-counter market; (ii) transactions on a stock exchange that lists our common stock; or (iii) transactions negotiated between selling stockholders and purchasers, or otherwise.

Broker-dealers may charge commissions to both selling stockholders selling common stock and purchasers buying shares sold by a selling stockholder.  Neither we nor the selling stockholders can presently estimate the amount of such compensation.  We know of no existing arrangements between the selling stockholders and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.  The selling stockholders and any broker-dealers or agents that participate in the distribution of securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such broker-dealer or agent may be deemed underwriting discounts and commissions.

To the extent required by laws, regulations or agreements we have made, we will file a prospectus supplement during the time the selling stockholders are offering or selling shares covered by this prospectus in order to add or correct important information about the plan of distribution for the shares and in accordance with our obligation to file post-effective amendments to the prospectus as required by Item 512 of Regulation S-B.

In addition to any other applicable laws or regulations, selling stockholders must comply with regulations relating to distributions by selling stockholders, including Regulation M under the Securities Exchange Act of 1934.  Regulation M prohibits selling stockholders from offering to purchase and purchasing our common stock at certain times surrounding their sale of shares of our common stock under this prospectus.

Some states may require that registration, exemption from registration or notification requirements be met before selling stockholders may sell their common stock.  Some states may also require selling stockholders to sell their common stock only through broker-dealers.

We will not receive any proceeds from the sale of the shares by the selling stockholders pursuant to this prospectus.  We have agreed to bear the expenses of the registration of the shares, including legal and accounting fees, which we expect to total approximately $75,000.  The selling stockholders may also use Rule 144 under the Securities Act of 1933 to sell the shares if they meet the criteria and conform to the requirements of such Rule.  Offers or sales of the shares have not been registered or qualified under the laws of any country other than the United States.  To comply with certain states' securities laws, if applicable, the shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.  There can be no assurance that the selling stockholders will sell any of their shares.

A current stockholder who is an "affiliate" of the company, defined in Rule 144 as a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company, will be required to comply with the resale limitations of Rule 144.

Purchasers of shares in the offering, other than affiliates, may resell their shares immediately. Sales by affiliates will be subject to the volume and other limitations of Rule 144, including certain restrictions regarding the manner of sale, notice requirements, and the availability of current public information about the company. The volume limitations generally permit an affiliate to sell, within any three month period, a number of shares that does not exceed the greater of one percent of the outstanding shares of common stock or the average weekly trading volume during the four calendar weeks preceding his sale. A person who ceases to be an affiliate at least three months before the sale of restricted securities beneficially owned for at least two years may sell the restricted securities without regard to many of the Rule 144 limitations.

LEGAL PROCEEDINGS

We are not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.  None of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The names, ages and titles of our current Executive Officers and Directors are as follows:

Name	Age	Position(s) Held
Yuying Zhang	55	Chairman & CEO
Dan Liu	33	Director & CFO
Weixing Yin	48	Director
Shuangpeng Tian	55	Director
Xiaoquang Zhang	56	Director
Wei Li	27	Secretary

Yuying Zhang
Chairman and CEO of Shineco, Inc.
Chairman and CEO of Beijing Tenet-Jove Technological Development Co., Ltd.

Mr. Zhang has been the Chairman and CEO of Shineco since 2004; he also served as chairman and CEO of Tenet-Jove since 2003. From 1995 until 2003, he worked as a general manager of Tianjin Balas Technological Development Co., Ltd. Prior to that, he worked as the vice-superintendent of Xi’an Herbal Medicine Multi-Subject Academy. Mr. Zhang received a Bachelor Degree in Chinese Language and Literature from the China Central Radio and Television University. He also holds the title of senior economist.

Mr. Zhang has 20 years of experience operating high tech enterprises; he has successfully organized and led several large-scale medical technology corporations. His experience extends to comprehensive management of R&D and production, promotion and marketing of medicines and health care products.\

Weixing Yin
Director of Shineco, Inc.
Vice Chairman of Beijing Tenet-Jove Technological Development Co., Ltd.

Mr. Yin has been the Vice-President and Director of Shineco since 2004; he has also served as deputy chairman of Tenet-Jove from 2003 to present. As a principal investor in Tenet-Jove, Mr. Yin has devoted himself to corporate long-term strategy and development layout. He is in charge of business expansion and corporate public relations. Prior to joining Shineco and Tenet-Jove he was the general manager of Beijing Superstar Culture and Communication Company continuously since 1994.

Mr. Yin graduated from the Beijing University of Art with a Bachelor Degree in Chinese Literature. He is a professional writer adept at media event planning and media public relations. Mr. Yin has successfully organized many large TV shows and programs in China, such as the first “China 3.15 Consumers Day Shows,” “China 21st Century Senior Round Table Conference,” and the “Great Yaluzangbu Canyon Scientific Excursion.”

Shuangpeng Tian
Director of Shineco, Inc.
Director of Beijing Tenet-Jove Technological Development Co., Ltd.

Mr. Shuangpeng Tian, age 55, has been the Vice Board Chairman of Beijing Tenet-Jove Technological Development Co., Ltd. since December 2003 and director of Tianjin Tenethealth Technological Development Co., Ltd. since July 2003. His responsibilities at Shineco include participating in corporate decision making as a member of the Board of Directors. Concurrent with his positions with Shineco, Inc. and Beijing Tenet-Jove Technological Development Co., Ltd., Mr. Tian has also served as Vice Chairman of Tianjin Kinghealth Technological Development Co., Ltd. since December 2003. From August 1994 to April 2006, he served as General Manager of Renqiu Electric Power Company Hebei Province. Mr. Tian received his Bachelor’s degree in Electronic Engineering from Xi'an JiaoTong University.

Xiaoguang Zhang
Director of Shineco, Inc.

Concurrent with his position at Shineco, Mr. Xiaoguang Zhang, age 56, has also served as President of Beijing ZhongMeiRongGuang Investment Consulting Co., Ltd. from November 2003 to present. From August 2000 to November 2003, Mr. Zhang was Vice President of Dongfang Haoyu Investment Group in charge of investment services. From April 1992 to August 2000, Mr. Zhang served as the Supervising Department Director of the Industrial and Commercial Bank of China.

Mr. Zhang has over 20 years of experience in dealing with securities and financing transactions. His responsibilities at Shineco are establishing current and long-range goals, objectives, plans and policies, overseeing the adequacy and soundness of the organization’s financial structure, and managing day-to-day business development of the Company.

Liu Dan
Director & CFO of Shineco, Inc.
CFO of Beijing Tenet-Jove Technological Development Co., Ltd.

Ms. Liu, age 33, has been a director and CFO of Shineco and Tenet-Jove since 2005. Also, Ms Liu has been the Chief Financial Officer of Beijing Tenet-Jove Technological Development Co., Ltd. since December 2005. Her duties are to direct and oversee all financial activities of the company, including preparation of current financial reports, financial summaries, and forecasts for future business growth, as well as providing accurate and complete financial information for decision making. She is also in charge of financial work related to fund-raising and obtaining listing or quotation of the Company’s securities in the US securities markets. Ms. Liu has 12 years of experience in economics and financial affairs.

Prior to joining Shineco, Ms. Liu was CFO of Shenzhen Aerospace Information Co., Ltd., from August 2004 to December 2005. From September 2002 to July 2004, she was a full time student at China Renmin University studying for her Master’s degree in Financial Management. Prior to this, Ms. Liu served as Vice President at YantaLu Sub-Branch, Shaanxi Branch, Bank of China from May 2002 to September 2002. Ms. Liu also received her Bachelor’s degree in Economics from Shanghai Financial and Economic University. She is a Chinese Certified Public Accountant, Chinese Evaluator of Registered Capital, and holds the title of economist.

Nicole Li Wei
Corporate Secretary of Shineco, Inc.
Corporate Secretary of Beijing Tenet-Jove Technological Development Co., Ltd

Ms. Nicole Li Wei, age 27, has been the Corporate Secretary of Shineco, Inc. since May 18, 2006. She has also served as Corporate Secretary of Beijing Tenet-Jove Technological Development Co., Ltd. since May 2006. Her responsibilities at Shineco include: assisting the board of directors in SEC and NASD compliance issues, maintaining corporate governance records, and facilitating board of directors or committee meetings. Further responsibilities include assisting with the design of the company's capital operations and fundraising activities; coordinating relationships between the board of directors, supervisory board, and executive officers; and coordinating legal support and consultations regarding corporate decision making.

Prior to joining Shineco, she served as the enterprise management department director of China Force Oil & Grains Industrial Holdings Co., Ltd. from July 2004 to May 2006, where she participated in and supervised Chinese enterprises' corporate finance projects on the Chinese mainland and overseas, and she also had responsibilities in investment and corporate finance management. Ms. Wei served as an investment department director of the National Development Bank from March 2002 to July 2004. Ms. Wei received her Bachelor’s and Master’s degrees from the University of International Business and Economics in Beijing, China.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

Name	Address	Number of Shares	Percentage
Yuying Zhang	Suite 1203, Dingxiang Garden of Wanke Xincheng Garden, Xin Yibai Avenue Beichen District Tianjin, China, PC: 300402	2,715,148	29.20
Min Zhao	Suite 1203, Dixiang Garden of Wanke Xincheng Garden, Xin Yibai Avenue Beichen District Tianjin, China, PC: 300402	1,810,099	19.47
Shuangpeng Tian	Electric Power Bureau of Renqiu City Hebei Province China, PC:062550	1,176,564	12.65
Guocong Zhou	Suite 233, 5 Nongfengli, North Chaoyang Street Chaoyang District Beijing, China, PC: 100020	1,176,564	12.65
Weixing Yin	Suite 1704, Building 1, Modern City, 88 Jianguo Street Chaoyang District Beijing, China, PC: 100022	814,545	8.76
Li Shi	Suite 401, Entrance 2, Building 26, Dinghuisi Dongli Haidian District Beijing, China, PC: 100036	814,545	8.76
Guiqing Liu	Suite 10, Entrance 7, 7 Fenzi Hutong Xicheng District Beijing, China, PC: 100032	543,030	5.84
All officers and directors as a group (3 persons):		4,706,257	50.61

DESCRIPTION OF SECURITIES

COMMON STOCK

Our Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock at a par value of $.001 per share, of which 9,298,823 shares are currently issued and outstanding.  Each record holder of our common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote.  The Articles of Incorporation do not permit cumulative voting for the election of directors.

Holders of outstanding shares of our common stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up our affairs, holders are entitled to receive, ratably, our net assets which are available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation.  Holders of outstanding shares of common stock have no preemptive, conversion or redemptive rights.

PREFERRED STOCK

We are authorized to issue 5,000,000 shares of Preferred Stock, par value $.001, which may be issued in one or more series at the discretion of the Board of Directors.  The Company is authorized to issue Series A Convertible Preferred Stock with par value of $.001 per share.

The Preferred stock has a par value of $0.001 and a stated value and liquidation preference of $0.70 per share. The Preferred stock bears cumulative dividends at 6% per annum, is redeemable for cash for $0.70 per share plus unpaid dividends at the Company’s option and has a mandatory redemption clause for those same amounts in the case of a change in control. The stock is convertible, after one year from the date of issue, for common stock at 88% of the market price of the common stock on the date of conversion. For every four common shares received upon conversion, the converting shareholder is also entitled to receive a warrant to purchase one additional share of common stock at an exercise price of $2.00 per share. The Preferred stockholders are protected from dilution and have voting rights equal to the common shares they would hold as if converted at the time of any vote. The cumulative dividend and redemption features make the Preferred stock more akin to debt than to equity. Accordingly, the redemption value is presented as a liability on the balance sheet. The conversion feature is not detachable and has therefore not been provided with a value separate from the Preferred stock.

TRANSFER AGENT

The Company's Transfer Agent is Liberty Transfer Co., 274B New York Avenue, Huntington, NY, 11743.

INTEREST OF NAMED EXPERTS AND COUNSEL

The financial statements of Shineco, Inc., which include the balance sheets as of December 31, 2005 and 2004, and the related statements of operations and comprehensive income, stockholders' equity and cash flows for the years ended December 31, 2005 and 2004 are included in this prospectus in reliance on the audit report of Child, Van Wagoner & Bradshaw, PLLC, independent registered public accounting firm, given on the authority of that firm's opinion based on their expertise in accounting and auditing.

Neither the experts named above nor the Company’s counsel were hired on a contingent basis, nor will any of them receive a direct or indirect interest in the Company, nor are any of them promoters, underwriters, voting trustees, directors, officers, or employees of the Company.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceedings, is asserted by such director, officer, or controlling person in connection with any securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issues.

DESCRIPTION OF BUSINESS (INCLUDING ORGANIZATION IN LAST FIVE YEARS)

DISCLAIMER REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this prospectus which are not statements of historical fact are known as "forward looking statements," which are basically statements about the future.  For that reason, these statements involve risk and uncertainty since no one can accurately predict the future.  Words such as "plans," "intends," "hopes," "seeks," "anticipates," "expects," and the like often identify such forward looking statements, but are not the only indication that a statement is forward-looking.  Such forward looking statements include statements concerning our plans and objectives with respect to our present and future operations, and statements which express or imply that such present and future operations will or may produce revenues, income or profits. In evaluating these forward-looking statements, you should consider various factors, including those described in this prospectus under the heading "Risk Factors" beginning on page 7. These and other factors may cause our actual results to differ materially from any forward-looking statement. We caution you not to place undue reliance on these forward-looking statements.  Although we base these forward-looking statements on our expectations, assumptions and projections about future events, actual events and results may differ materially, and our expectations, assumptions and projections may prove to be inaccurate. The forward-looking statements speak only as of the date hereof, and we expressly disclaim any obligation to publicly release the results of any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing.

BUSINESS OVERVIEW

Shineco, Inc. (“the Company,” or “we”) was incorporated under Delaware state law on August 20, 1997.  On December 30, 2004, the Company acquired all of the issued and outstanding shares of Beijing Tenet-Jove Technological Development Corp., Ltd. (“Tenet-Jove”), a People’s Republic of China company, in exchange for restricted shares of the Company’s common stock, and the sole operating business of the Company became that of its subsidiary, Tenet-Jove. On June 9, 2005, the Company changed its name to Shineco, Inc.

Our Tenet-Jove subsidiary was organized under the laws of the People’s Republic of China in 2003 and is headquartered in Beijing.

In August, 2006, Beijing Tenet-Jove successfully acquired business certificates from China’s Ministry of Commerce, The State Administration of Foreign Exchange, The Beijing Administration For Industry & Commerce, The Beijing Municipal Office, and The State Administration of Taxation. It has therefore completed the legal process of acquisition under both Chinese and US law.

Tenet-Jove currently develops, manufactures and distributes textiles and health supplements derived from a native Chinese plant known in Chinese as “Luobuma” (scientific name: Apocynum venetum). We currently market and distribute our Apocynum products in China’s growing economy through our national marketing network. Our Apocynum products are specialized textile and health supplement products designed to incorporate traditional Eastern medicines with modern scientific methods. Our products are predicated on centuries-old traditions of Eastern herbal remedies derived from the Apocynum venetum raw material. These remedies have been carefully documented in Li Shizhen’s famous Compendium of Materia Medica (Chinese: Bencao Gangmu), which dates back to 1578 A.D., during the Ming Dynasty.

We do not manufacture, distribute, or sell any of our products in the United States or Canada.

BUSINESS OF THE COMPANY

The Company’s principal products are derived from the Chinese Luobuma plant (Apocynum venetum). This plant has a long history in Chinese herbal medicine and is documented in Li Shizhen’s Compendium of Materia Medica (Chinese: Bencao Gangmu), first published in 1578 A.D. It is one of the most famous encyclopedias ever written on Chinese herbal medicine, and it is still used as a reference work by herbal medicine practitioners today. In China, Luobuma has been used both internally and externally for centuries to treat high blood pressure, depression, dizziness, pain, insomnia, and other ailments.

History and Development of Far-Infrared Radiant Textiles

Our company’s scientists and other Chinese researchers have brought modern scientific methods to the study of Apocynum venetum’s characteristics, and we have discovered that Apocynum fibers have an increased tendency to radiate light at the “far infrared” end of the light spectrum, with wavelengths measuring between 8-15 microns (referred to as “FIR”). Chinese scientific studies have observed that Apocynum’s FIR-radiating qualities exert a positive effect on various functions of the human body, including cellular metabolism.

For example, tests conducted by the P.R.C.’s National Institute of Metrology have reported that the radiance rate of far infrared light from Apocynum fiber is 84%, 2 to 4 times higher than that from cotton and other natural fibers. The same tests found that the FIR radiance rate from our proprietary bio-ceramic powder reaches 91%. Healthful benefits have been observed at levels above 70%.

Based on these observations about FIR radiance, we have developed textiles that our customers can wear and from which they can receive health benefits commonly associated with Chinese herbal remedies.

First Generation. We were not the first to discover FIR-radiant textiles. The “First Generation” of FIR-radiant textiles initially became popular in China around 1989, when manufacturers learned to add 3% of a FIR-radiant inorganic material to synthetic fibers comparable to nylon or polyester. This “First Generation” FIR material employs a relatively low level of technology and has relatively few health benefits.

Second Generation. However, Tenet-Jove was one of the first companies in China to commercially develop the natural FIR-radiant properties of the Apocynum venetum plant. We refer to this natural Apocynum fiber as a “Second-Generation” FIR textile.

Our newly developed Apocynum fabrics have been a success in the Chinese market, generating gross sales of over US$4 million in 2004 and 2005 alone. The technology applied to our Apocynum-based FIR Therapeutic Clothing and Textile Products has received a “Special Golden Award” from the China National Intellectual Property Bureau at China’s National Patent and Brand Expo. Our products under the brand name of “Tenethealth®” have also been honored with the title of “Consumer’s Favorite Products” by the Chinese Consumer Association.

Part of the appeal of the natural Apocynum FIR material is that its fibers can contain up to 32 additional medicinal compounds, many of which are familiar to practitioners of traditional Chinese medicine. In addition, our processes for manufacturing Apocynum textiles produce a fabric that is smooth, air-permeable, and soft.

Third Generation. We are also developing a “Third Generation” of FIR textiles under a contract with the Institute of Process Engineering at the Chinese Academy of Sciences, one of the leading scientific institutions in China. Our current research and development focuses on adding nanotechnology enhancements to our Apocynum textile products, in which we use small-scale nanotechnology to embed or impregnate our Apocynum-fiber textiles with other FIR-radiant materials, bio-ceramic materials, or other Chinese herbal remedies.

Using these nanotechnology methods, we plan to develop and market health-promoting textile goods that function in a manner analogous to a nicotine patch: the textiles manufactured with the Company's Apocynum fabrics are impregnated with FIR-radiant materials or other Chinese herbal remedies, which are then absorbed through the wearer's skin.

PRODUCT DESCRIPTIONS

The Company presently has approximately 100 products based on the Apocynum plant or FIR technology. These products range from herbal teas to textiles, blankets, pillows, and clothing. We have classified our products into 3 series, described as follows:

1-Apocynum Fiber Textiles

The products in this category include:

a.	Far Infrared bedding sets (including various pillows, comforters, and sheets)
b.	Far Infrared underwear, T-shirts, and socks
c.	Far Infrared waist supports
d.	Far Infrared body wraps or protectors (for the ankle, elbow, wrist, and knee)
e.	Far Infrared blankets

All Far Infrared textile products are made of Apocynum-based fibers and are impregnated with bio-ceramic powder. Both the fiber and the bio-ceramic powder are developed with the Company’s proprietary techniques and have been protected with patents.

Sales from this category comprised about 83% of our overall sales revenue in 2005.

2-Apocynum Nutritional Supplements

The products in this category include:

a.	Apocynum Tea,
b.	Apocynum Royal Jelly Honey,
c.	Tenet Bojian Capsule

The Apocynum tea and honey contain active medical constituents extracted from Apocynum plants through the Company’s proprietary procedure. The products have shown benefits in regulating blood pressure and blood lipids, relieving cough, removing phlegm, and relieving inflammation.

Sales from this category comprised about 11% of our overall sales revenue in 2005 (since the Tenet Bojian Capsule was just launched, its sales were not considered).

3-Home-Use Therapeutic Equipment (Using FIR Technology)

Recently, we have developed a Multifunction Low Frequency Therapy System which incorporates our understanding of the benefits derived from far infrared (FIR) technology. The Multifunction System is a home-use medical appliance that emits far infrared light and low frequency electric pulses to specified areas of body as designated in traditional Chinese meridian theory. Like our other products, it is a combination of ancient traditional medicine and modern technology. The product can stimulate reactive areas on a user’s hand or foot, or it can stimulate acupuncture points according to the traditional Chinese understanding of energy meridians in the body.

Home-use therapeutic equipment products are in the introductory stage.

Sales from this category comprised about 5% of our overall sales revenue in 2005.

PRODUCTION FACILITIES

All of our products are developed and manufactured in our research, development and manufacturing facility in Tianjin, China. We have also formed strategic alliances with several certified knitting and clothing manufacturers. We assign them limited manufacturing jobs and require certain conditions, including protecting our proprietary techniques and meeting our quality standards.

To assure the reliability of resources and reduce the cost of raw materials, the Company plans to establish an Apocynum raw material production base in Ku’erle, Xinjiang Province, to provide raw materials and semi-finished products to the company.

OUR RESEARCH AND DEVELOPMENT

Our Research and Development Center in TianJin is owned by our Tenet-Jove subsidiary and is headed by Dr. Li Zhenhao, a Chinese Medical Doctor and a member of Tenet-Jove’s Board of Directors. The Center is managed by 7 other senior research fellows, who specialize in different but related scientific fields, such as biochemistry, electrical engineering, textile engineering, medical and clinical studies, and pharmaceuticals. In the last few years, new technologies developed by our R & D Center have been awarded 13 patents from the China National Patent Bureau. 2 of them received a special “Golden Award” at the China National Patent and Brand Expo.

We are engaged in R&D of new products under cooperation with universities and research institutions.

Our Strategy for Research and Development

•To keep our products proprietary and patented;
•To focus on our core product lines: Apocynum-based products, FIR technology, and herbal medicines;
•To build strategic alliances with other universities and scientific institutions.

The Company specializes in developing Apocynum products and combining FIR technology with natural herbal medicines. The Company’s continued success will depend on improving its techniques to industrialize Apocynum by developing a series of Apocynum-derived products such as Apocynum functional fiber and Apocynum nutritional supplements.

We estimate that there are large supplies of Apocynum in China’s Xinjiang Province. Currently, these supplies are largely undeveloped. The local government has developed favorable policies to encourage development of businesses in this region.

A Key Element in Our Strategy: A High-Pressure Steam Degumming Process

We currently produce an extensive line of Apocynum-based textile products, we have exclusive patents on Apocynum fiber technology and yarn spinning methods, and we hold proprietary rights to several FIR mineral herbal medicines. However, one main factor that holds us back from developing the large-scale production of Apocynum fiber products is the limited yield of Apocynum fiber and the high cost of obtaining that fiber. A central technical challenge is how to quickly and efficiently remove the gum and sap from the Apocynum plants so that only the natural fiber remains.

To solve this problem, in August 2006 we signed a Technology Development Contract with the Institute of Process Engineering at the Chinese Academy of Science, one of China’s leading scientific institutes. According to our contract, the Institute of Process Engineering will work with us to develop a high-pressure steam degumming process for the mass production of Apocynum fiber, as well as its byproducts. A literal translation of the project name is “The Stream Steam Explosion Project.” Essentially, the project will develop a method for quickly blasting a large amount of high-pressure steam into a large container filled with raw Apocynum plants. The steam will remove the gum and sap and leave the fiber for use in textile production. The gum and sap and other Apocynum byproducts will be washed out with the steam and collected in a separate place for other uses.

According to the contract, the Institute will complete initial laboratory experiments within four months. If the initial laboratory experiments are successful, an enlarged series of experiments will be undertaken. If the enlarged series of experiments turns out to be successful, we expect that our annual yield of Apocynum fiber will rise by over 30 times—from lower than 100 tons to 3000 tons per year, and the cost of extracting the fiber will be reduced by 50-60%. During the Stream Steam Explosion process, a certain amount of steam will be used, but no poisonous water will be discharged, because the fiber will be collected in one place, and the liquefied gum and sap and other material will be collected in another place for herbal medicinal uses. This technique is relatively simple and convenient to operate. Apocynum fiber produced by this technique is more like cotton and more spinnable than before.

We are not the only ones optimistic about the Stream Steam Explosion project. It has been put on the list of National Key Basic Research Programs (also known as the “973 Program,”) founded by China’s Ministry of Science and Technology. The Apocynum Stream Steam Explosion Degumming Technique is one of the most important parts of this project. This project is currently being carried out by the Institute of Process Engineering at the Chinese Academy of Sciences under the direction of Mr. Cheng Hongzhang, Chief Scientist, Doctor Advisor, and Deputy Dean of the Bio-chemical laboratory at China’s National Key Basic Research Program.

To promote the success of this project, the Institute of Process Engineering at the Chinese Academy of Sciences has been conducting systematic studies and experiments on hemp degumming for ten years. This scientific research has been conducted specifically to achieve a technologically feasible method of generating large-scale, low-cost Apocynum fiber production.

Products Currently In Development:

a) Byproducts from Apocynum Processing

Through our cooperative agreement with the Institute of Process Engineering at the Chinese Academy of Sciences, and by applying the Company’s patents and proprietary FIR materials, the Company is developing third-generation Apocynum fiber products and a series of byproducts, such as Apocynum CC fiber, Apocynum medicines, Apocynum degraded fiberboard, pectin, alcohol, and fertilizer.

b) Nano-engineered Apocynum Fabrics

In our FIR Therapeutic Product Line, we plan to introduce third-generation FIR functional fabrics, such as nano-engineered Apocynum fabrics, in cooperation with the National Center for Nanoscience and Technology, China (NCNST). We are researching how to develop medicine-embedded Apocynum fiber products that will combine Apocynum medicinal fibers with nanoscale technology to improve the comfort and performance of Apocynum textiles. We plan to launch our first nano-engineered Apocynum fabrics into the market by 2007 or 2008.

c) Apocynum Milk Tablets

Tenet-Jove is developing this nutritional supplement jointly with Australia’s Montro Dairy Company. The raw materials for the tablets are Apocynum herb extracts and low-fat milk. The ingredients are processed into Apocynum milk tablets. This kind of tablet contains monounsaturated fatty acids and more than 30 herbal medicinal compounds.

d) Apocynum Capsules

These capsules will contain medicinal compounds derived from Apocynum stems and leaves through a botanical extracting process. We currently believe that capsules could have some effect in improving immunity and relieving the symptoms of high blood pressure, high levels of blood lipids and other cardio-vascular diseases.

e) Apocynum and Chlorella Tablet

Apocynum is composed of more than 30 medicinal ingredients, while Chlorella’s capacity for photosynthesis is significantly higher than that of many other plants. Chlorella produces a large amount of protein, which we currently estimate at about 38 times that of soy beans, and about 55 times that of rice. It could be used by some traditional herbalists in connection with numerous blood ailments.

f)  Medical Absorbable Suture

This material, like all our products, is not being sold in the United States or Canada. It is not subject to US food and drug laws. The main material in the Medical Absorbable Suture comes from abyssal fauna fiber, one of the same sources from which water-soluble chitosan is distilled by many complicated technical processes. Our suture’s advantages: no need to removes the sutures, because they can be absorbed by the human body in the required time; they leave a less noticeable scar on the body; and they have an antibacterial quality. Laboratory experiments on the suture have been concluded, and small quantities are being produced for use in Chinese clinical trials according to Chinese medical protocols. This technology has been granted a national patent.

g)  Double Layer Synthetic Skin

According to our limited Chinese clinical studies, this product works well on patients with large-area burns or scalds, and it improves the healing time of a wound. We developed this product from Chitosan. It is has an effect in resisting infection, promoting new cell growth and accelerating wound healing. The technology for our double-layer synthetic skin has been granted a patent in China.

INTELLECTUAL PROPERTY

Trademarks: We market our products under our brand name of “Tenethealth®” and “Tenet Bojian™.” In Chinese, “Tenet” means “Benefit from Nature.” We currently own these trademarks.

Patents: Our core technology and its derivative applications are covered by the company’s 12 patents filed in China. Our patents are related to the extraction and processing of the Apocynum fiber itself, as well as the active medicinal constituents of the Apocynum plant. Several major Chinese hospitals have conducted extensive clinical studies of the safety and effectiveness of our therapeutic products, and these studies have reported favorable conclusions.

Presently the company has obtained patents in the People’s Republic of China for:

•	Apocynum fiber blending method (patent number: ZL941120295)
•	Far-infrared ceramic material (patent number: ZL 981261701)
•	Apocynum far-infrared multifunctional surface material (patent number: ZL992144736)
•	40* fine Apocynum cloth (patent number: ZL 023381736)
•	Apocynum far-infrared foot pillow (patent number: Z L 2004 2 0092818.8)
•	Apocynum Far Infrared Noon Pillow (patent number: ZL 2004 2 0092815.4)
•	Apocynum Far Infrared Healthcare Socks with mineral Chinese medicine (patent number: ZL 2004 2 0029463.2)
•	Apocynum Cushion with magnetic therapy (patent number: ZL 2004 2 0028883.9)
•	Heart-Protecting Card (patent number: ZL 2004 2 0028885.8)
•	Apocynum Cotton Terry Blanket (patent number: ZL 2004 2 0029465.1)
•	Apocynum Four-season Mat (patent number: ZL 2004 2 0029462.8)
•	Apocynum Flannelette Blanket (patent number: ZL 2004 2 0029464.7)

DISTRIBUTION NETWORK

We market our products through our growing distribution network, which at the end of 2005 consisted of 8 large distributors under whom there were a total of 518 flagship stores, retail stores and sales counters. These 8 distributors sell our products in the 8 biggest regional markets across mainland China. They all carried our proprietary brand name and trademark of “Tenethealth” in 2005. Apart from the 8 major distributors, the Company distributed its products to an additional 1390 retail stores and sales counters throughout China. Thus, in total, the Company’s products were placed in 1908 retail stores and counters across China.

Our Sales and Distribution strategy focuses on establishing and expanding our own distribution network based on retail stores and sales counters in all major provinces and cities of China. Our distribution network has enabled us to introduce our new products into target markets more efficiently and effectively.

As of the end of 2005, the Company had 8 major distributors in 8 of China’s major target markets. The Company had a minority equity participation in each of these major distributors (see details in Table 1). There were a total of 518 flagship stores, retail stores and sale counters under these 8 distributors. The 8 distributors were responsible for expanding businesses inside their target markets, building branch stores, and delivering the sale targets. The Company provided information and training about its lines of products to these 8 distributors as well as to various sales staff at individual stores and sales counters, and the Company exercised its contractual right to audit the financial condition of some or all of these distributors in order to protect its minority equity investment in their operations.

Table 1

Name	Equity Participation	Date of Investment
Jinan	25%	11/25/2005
Changchun	25%	10/26/2005
Yantai	25%	10/26/2005
Liaoyang	25%	12/31/2005
Xuzhou	15%	7/26/2005
Huaian	15%	7/26/2005
Shenyang	15%	9/26/2005
Shenzhen	15%	12/31/2005

In addition to the 8 major distributors in whom the Company held a minority equity position, the Company distributed its products to many more distributors in whom the Company held no equity position at all. These “certified outlets” of the Company’s products amounted to approximately 1390 retail stores and sales counters across 13 provinces. All of these certified retail stores or sales counters operate independently, but they prominently display our trade names “Tenethealth®” and “Tenet Bojian™.” These independent retailers sell our products as well as other products.

The location and number of these retail stores and sales counters are listed below:

Name of Province	Number of Distributors	Number of Certified Outlets	Number of Flagship Stores
Heilongjiang	1	367	6
Liaoning	1	224	4
Jilin	1	184	3
Shandong	2	107	3
Jiangsu	2	203	5
Anhui	0	293	3
Gansu	0	111	1
Shaanxi	0	82	2
Qinghai	0	37	0
Xinjiang	0	77	1
Sichuan	0	59	0
Guangdong	1	96	2
Tianjin	0	68	1

SALES AND MARKETING

The Company’s sales are generated through the following five major channels:

1.	Retail stores and sales counters. Sales through this channel contributed 48% of total sales revenue in 2005.

2.
Sales to group or institutional customers. Through this channel, we generated 31% of the company’s sales revenue in 2005. Because a majority of new consumers need to learn about our new products before buying them, it becomes very important and effective for us to organize or sponsor seminars and events to present healthcare knowledge while introducing and selling our products to new users.

3.	Event Marketing. Through this channel, we generated 8% of the company’s sales revenue in 2005.

4.
OTC Drug Stores. Especially effective in Shenzhen City, we have been able to put our products on the shelves of OTC drug chain stores through a strategic alliance arrangement. This channel contributed 8% of our overall sales in 2005.

5.	E-commerce. Selling through the Internet has become increasingly important to our sales in undeveloped regions and developed cities. Sales through this channel contributed 5% of our sales in 2005.

THE MARKET

We primarily market our products in China. We do not sell any of our products in the United States or Canada. China’s domestic healthcare product market is a fast-growing but underdeveloped market. On the demand side, the following three forces drive market growth:

1)	The rapid growth of China’s economy, which is projected to grow at an annual growth rate of 8% for the next five years. This growing economy will significantly increase people’s purchasing power.
2)
The increase of the Aging Population. The China Census Bureau predicts that the majority of the China “baby boom” population (40% of China’s total population) will begin to turn 65 between 2010 and 2020, which represents over 500 million potential consumers of healthcare products.

3)	People’s increasing desires and expectations for a healthy life in old age, especially in urban areas.

According to a marketing study entitled 2000-2005 China Healthcare Market Research and Prediction Report, published in February 2004 by CCID Consulting of Hong Kong, China’s healthcare product sales volume is projected to exceed RMB 68 billion (US$8.7 billion) in 2009. Moreover, the compound growth rate in the next five years is projected to be up to 15%; while the overall healthcare product market in the world will be over US$200 billion if measured by sales volume.

On the supply side, the industry can be described as a highly fragmented and undercapitalized sector. There are thousands of manufacturers and merchants competing in this market, and many new players enter the market every day. According to CCID’s study, among those thousands of market participants, only 1.45% of them have annual sales exceeding RMB 100 million (US$12.9 million); around 3% of them have annual sales between RMB 50 and 100 million (betweem US$6.4 million and US$12.9 million); while 12.5% of them have sales between RMB 100,000 to RMB 50 million (betweem US$12,900 and US$6.4 million). The rest of them, i.e. 83.05% of the companies, have annual sales below RMB 100,000 (US$12,900).

Our market in China presents an opportunity to reach over 1 billion consumers, but there is also very aggressive competition to attract the attention of those consumers.

COMPETITION

We compete with other top-tier healthcare companies in China. Many of them are more established than we are and have significantly greater financial, technical, marketing and other resources than we presently possess. Some of our competitors may have greater name recognition and a larger customer base. Those competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to customers, and adopt more aggressive pricing policies. Some of our competitors have also developed similar products that compete with ours.

According to the Summary section on page 1 of the CCID study, the most prominent competitors in China’s healthcare market are the Joymain Group in Nanjing and the Tianjin Saiyuan Health Products Co., Ltd. in Tianjin. Both of them carry FIR therapeutic products and have higher sales revenues than we do.

The Joymain Group, founded in 2000, is a well-capitalized publicly listed company with around 3,600 franchises or exclusive sales stores. In its peak sales year of 2004, it had RMB1.4 billion (US$180 million) in sales revenue.

Tianjin Saiyuan, with a smaller market share than The Joymain Group, generated RMB 390 million (US$50 million) in sales revenue in 2004.

In 2005, sales by both these companies have dropped significantly due to increased market competition.

In competing with these and other competitors, we believe that we possess the following competitive advantages:

1.
Our Proprietary Technique and Materials. In the FIR Therapy Product category, our clothing and textile products are made of Apocynum fabric, which has better FIR features than what our competitors are offering, such as cotton or synthetic materials. So far, the Company has maintained a dominant position in Apocynum fiber supply.

2.	Our distribution network and sales model, which allows us to expand rapidly without carrying huge overhead.

3.
New Product Development Capacity. Supported by our own R&D team and strategic alliances in China’s science and technology research fields, including the Institute of Process Engineering at the Chinese Academy of Science, the Company has developed a series of innovative products in its new product pipeline and continues to get them ready to put into the market.

In the next two years, we plan to pursue the following measures to maintain our competitiveness:

•	Invest more on research & development to foster our capacity for large-scale production;
•	Take better control of our source of raw materials by establishing our own material collection and processing base in Xinjiang Province, the heartland for Apocynum production;
•	Comprehensively utilize Apocynum resources by developing the byproducts from Apocynum;
•	Further develop our distribution network by establishing greater market presence in more of China’s provinces;
•	Within the next two years, we plan to open new offices in Hong Kong, Macao and Taiwan, respectively;
•
Explore overseas markets by developing sales and distribution agents in other countries, such as Japan, Korea, and the USA, where FIR and other Chinese traditional remedies have been popularly accepted.

REGULATORY ENVIRONMENT

We do not sell our products in the United States or Canada and are not subject to US food and drug laws. Our principal sales market is presently in the People's Republic of China. We are subject to China’s Food Sanitation Law, which governs the licensing, manufacturing, marketing and distribution of food and nutritional supplement products in China. Because Beijing Tenet-Jove is a wholly foreign owned enterprise, we are subject to the law on foreign investment enterprises in China, and the foreign company provisions of the Company Law of China, which governs the conduct of our wholly owned subsidiary and its officers and directors. Additionally, we are also subject to varying degrees of regulations and permit systems by the Chinese government.

The governmental approval process in the PRC for a newly developed health product such as ours is as follows: a product sample is sent to a clinical testing agent designated by the Ministry of Health, who conducts extensive clinical testing and examination to verify if the product has the specified functions as stated by the company producing the product. A report will be issued by the clinical testing agent confirming or negating such functions. It generally takes approximately six months to one year for the report to be issued. This report then has to be submitted to a provincial Health Management Commission for approval. A letter of approval issued by such commission will then be submitted to the Ministry of Health for the issuance of a certificate that authorizes the sale and marketing of the product in the PRC. The whole process generally takes one and a half to two years. We have followed this process for our products currently on the market.

COMPLIANCE WITH ENVIRONMENTAL LAW

Our products are environmentally friendly. They are all made of natural materials. We comply with the Environmental Protection Law of China and its local regulations. In addition to statutory and regulatory compliance, we have also proactively participated in local environmental protection activities, especially in Xinjiang and Tianjin, where we have production facilities. Our costs of compliance with applicable environmental laws are minimal, because the processing and manufacturing of Apocynum-based products and bio-ceramic additives is conducted in a closed environment without discharge into the surrounding environment. The spinning and knitting processes also generate very limited pollution, if any, to the environment. Penalties would be levied upon us if we failed to adhere to certain standards. Such failure has not occurred in the past, and we generally do not anticipate that it may occur in the future, but no assurance can be given in this regard.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

This discussion contains "forward-looking statements" using terminology such as "believes," "expects," "may," "should," or "anticipates" as well as discussions of future strategy. Forward-looking statements involve risk and uncertainty. Our actual results could differ materially from those discussed in this prospectus. Important factors that could cause or contribute to such differences include those discussed under the caption entitled "risk factors," as well as those discussed elsewhere in this prospectus.

OVERVIEW OF OUR COMPANY

We continued to earn a substantial net income in fiscal 2005, though not so large a net income as in fiscal 2004. For the fiscal year ended December 31, 2005, our gross revenue increased to $2,243,047 as compared to $2,102,219 for the fiscal year ended December 31, 2004, an increase of approximately 6.7%. Our gross margin for fiscal 2005 decreased to 50.9% as compared to 60.6% for fiscal 2004, a decrease of some ten percentage points. Our total operating expenses decreased to $726,014 for fiscal 2005, as compared to $827,232 for the year ended December 31, 2004. Our net income for fiscal 2005 decreased to $305,607 as compared to $495,246 for fiscal 2004, a decrease of some $190,000. Expressed in percentage terms, our net income rate in fiscal 2005 fell to 13.6%, as compared to a net income rate of 23.6% in fiscal 2004.

Our discussion and analysis will address two time periods: first, the audited period for the fiscal year ended December 31, 2004 compared to the audited fiscal year ended December 31, 2005; second, the unaudited period for the nine months ended September 30, 2005 compared to the nine-month period ended September 30, 2006.

I. FISCAL YEAR-END 2005 COMPARED TO FISCAL YEAR-END 2004 (AUDITED)

RESULTS OF OPERATIONS

•	REVENUES

Our revenues for the year ended December 31, 2005 were $2,243,047, representing an increase of approximately 6.7% from fiscal year 2004. We derived our revenues primarily from sales of Apocynum-based healthcare products in China. Those increases were mainly attributable to our increased marketing and sales efforts.

•	GROSS PROFIT MARGIN

Our gross margin on sales was 50.90% at year-end 2005 as compared to 60.56% at year-end 2004. Our gross margin decreased by roughly 10 percentage points in 2005 as compared to the previous year. The decreased margin was mainly due to an increase in the cost of goods sold, including the rising price of raw materials—a situation we expect to remedy by building our own Apocynum processing plant.

•	OPERATING EXPENSES

Our total operating expenses were $726,014 at year-end 2005, a decrease of 12.24% compared with total operating expenses of $827,232 at year-end 2004. The decrease was mainly caused by decreases in bad debt expense and other selling expense, offset by increases in advertising and salary expense.

•	NET INCOME

Our consolidated net income was $305,607for the year ended December 31, 2005 as compared to $495,246 for the prior year period. Our net income rate decreased by roughly 10 percentage points, from 23.6% in 2004 to 13.6% in 2005. This decrease was attributable to an increased cost of goods sold, increased interest expense, and increased advertising and salary expense, offset by reductions in our bad debt expense and other selling expense.

•	LIQUIDITY AND SOURCES OF CAPITAL

At December 31, 2005, our cash and cash equivalents were $273,367, compared to $64,272 at year-end 2004. As of December 31, 2005, we had inventories of $1,906,756, compared to $2,305,510 at year-end 2004. At December 31, 2005, we had total current assets of $4,945,262, total current liabilities of $2,244,407 and working capital of $2,700,855, reflecting a current ratio of 2.2 and a quick ratio of 1.35. By contrast, at year-end 2004 we had total current assets of $4,156,388, total current liabilities of $2,667,242, and working capital of $1,489,146, yielding a current ratio of 1.56 and a quick ratio of 0.69 for year-end 2004. Thus, our current ratio and quick ratio for fiscal year 2005 were both significantly improved compared to those of the previous year.

We generally finance our operations from cash flows generated internally, as well as customer deposits. In 2005, we also generated increased cash flow from the issuance of 2 million shares of our Series A Convertible Preferred Stock. As of December 31st, 2005, we had received proceeds of $998,935. Our shareholders’ equity was $1,951,821 in 2005, compared to $1,602,160 in 2004—an increase of $349,661.

In the next 12 months, we anticipate that sufficient funds to maintain the Company’s current level of operations will be generated from our operating activities, while we would seek funds for expanding our businesses through debt or equity financings conducted in compliance with exemptions from registration. We anticipate that we need US$950,000 to be used for expanding our scale of operations, of which we plan to allocate approximately $200,000 for R&D, approximately $250,000 for advertising, approximately $200,000 for wages and salaries, and approximately $300,000 for working capital.

•	FOREIGN CURRENCY AND COMPREHENSIVE INCOME

Our consolidated comprehensive income for the year ended December 31, 2005 was $356,661, as compared to $495,246 for the year ended December 31, 2004. The difference between our 2005 comprehensive income and net income was attributable to a foreign currency adjustment. As the exchange rate from US dollars to RMB changed during 2005, the foreign currency translation adjustment was US$51,054 for the year ended December 31, 2005. There was no foreign currency translation adjustment for the year ended December 31, 2004.

•	OFF-BALANCE SHEET ARRANGEMENTS

For the years ended December 31, 2005 and December 31, 2004, the Company had no off-balance-sheet arrangements.

II.	NINE MONTHS ENDED SEPTEMBER 30, 2006 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2005 (UNAUDITED)

RESULTS OF OPERATIONS

•	REVENUES

Our revenues for the nine months ended September 30, 2006 were $1,174,522, compared with $1,414,319 for the same period in 2005, representing a decrease of approximately 17% from the previous year. We derived our revenues primarily from sales of Apocynum-based healthcare products in China. The decrease in revenue for the period was primarily due to seasonal fluctuations is consumer demand.

•	GROSS PROFIT MARGIN

Our gross margin on sales was 61% for the nine months ended September 30, 2006, compared to 51% for the same period in 2005. Our gross margin increased by 10 percentage points as compared to the same period in the previous year. The increase is mainly due to our ability to decrease the cost of goods sold, including obtaining more favorable prices of raw materials from our providers.

•	OPERATING EXPENSES

Our operating expenses were $633,934 for the nine months ended September 30, 2006, a decrease of 0.4% compared with $636,262 for the same period in 2005. The decrease was mainly caused by a decrease of other general and administrative expense, offset by an increase in other selling expense.

•	NET INCOME

We have generated a net loss of $13,126 for the nine months ended September 30, 2006, as compared to net income of $21,532 for the comparable period in 2005. Our net income rate decreased by roughly 2.5 percentage points, from a positive 1.5% for the nine months ended September 30, 2005 to a negative 1% in the comparable period of 2006. This decrease was attributable to a decreased amount of sales revenue offset by a reduced cost of goods sold, along with an increased other selling expense and loss on equity investment, offset by a reduction in our other general and administrative expense.

•	LIQUIDITY AND SOURCES OF CAPITAL

At September 30, 2006, our cash and cash equivalents were $53,626. As of September 30, 2006, the Company had inventories of $2,094,499, total current assets of $5,227,148, total current liabilities of $2,595,927 and working capital of $2,631,221, reflecting a current ratio of 2.0 and a quick ratio of 1.21.

We generally finance our operations from cash flows generated internally, as well as customer deposits.

In the next 12 months, we anticipate that sufficient funds to maintain the Company’s current level of operations will be generated from our operating activities, while we would seek funds for expanding our businesses through debt or equity financings conducted in compliance with exemptions from registration. We anticipate that we need US$950,000 to be used for expanding our scale of operations, of which we plan to allocate approximately $200,000 for R&D, approximately $250,000 for advertising, approximately $200,000 for wages and salaries, and approximately $300,000 for working capital.

•	FOREIGN CURRENCY AND COMPREHENSIVE INCOME

Our consolidated comprehensive loss for the nine months ended September 30, 2006 was $4,409. The difference between comprehensive income and net income was attributable to the foreign currency translation adjustment. As the exchange rate from US dollars to RMB changed during 2006, the foreign currency translation adjustment was US$8,717 for the nine months ended September 30, 2006, compared to an adjustment of US$37,683 for the comparable period in 2005.

•	OFF-BALANCE SHEET ARRANGEMENTS

As of September 30, 2006, the Company had no off-balance sheet arrangements.

REPORTS TO SECURITY HOLDERS AND ADDITIONAL INFORMATION

We are subject to the reporting requirements of the Exchange Act and the rules and regulations promulgated thereunder, and, therefore, we file reports, information statements or other information with the Securities and Exchange Commission.  This prospectus is part of a Registration Statement which we filed with the Securities and Exchange Commission in accordance with its rules and regulations.  Copies of the registration statement, including the exhibits to the Registration Statement and other material that is not included herein, may be inspected, without charge, at the Public Reference Section of the Commission at 100 F Street, N.E., Washington, DC 20549.  Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at 100 F Street, N.E., Washington, DC 20549.  Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330.  In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, information and information statements and other information regarding registrants that file electronically with the Commission.

DESCRIPTION OF PROPERTY

The Company currently maintains offices at Room 3106, BLDG B, #39 East 3rd Ring Middle Road, Chaoyang District, Beijing 100022, P.R. China, Telephone No. 86 105869-3011. These offices are leased at a cost of $15,000 per annum, pursuant to a lease that expires in June 2010.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No officer, director, nominee for election as director of the company or shareholder owning 5% or more of the company’s securities, had or proposes to have, any direct or indirect material interest in any transaction to which the company was or is to be a party, either through security holdings, contracts, options, or otherwise. As of December 31, 2004 and December 31, 2005, the Company’s receivables from shareholders were $41,721 and $79,046 respectively, while the Company’s payables to shareholders were $259,788 and $588,201 respectively.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information.

Our common stock is not traded on any exchange or quoted by any quotation service. We plan to eventually seek quotation on the Over-the-Counter Bulletin Board. We cannot guarantee that we will obtain a quotation. There is no trading activity in our securities, and there can be no assurance that a regular trading market for our common stock will ever develop, or if developed, will be sustained.

Therefore, there is a high likelihood that shareholders will not be able to resell their stock if they desire to do so when their stock is eligible for public resale. Furthermore, it is unlikely that a lending institution will accept our stock as pledged collateral for loans unless a regular trading market develops.

Holders.

As of December 8, 2006, there were approximately 67 holders of record of our common stock.

Shares Eligible For Future Sale.

Upon effectiveness of this registration statement, the shares of common stock registered in this offering will be freely tradable without restrictions under the Securities Act of 1933, except for any shares held by our "affiliates," which will be restricted by the resale limitations of Rule 144 under the Securities Act of 1933.

In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated with our affiliates, who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

The availability for sale of substantial amounts of common stock under Rule 144 could adversely affect prevailing market prices for our securities.

Dividends.

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payment of dividends will depend on our earnings and financial position and such other factors, as the Board of Directors deems relevant.

The shares of common stock registered in this offering will be freely tradable without restrictions under the Securities Act of 1933, except for any shares held by our “affiliates,” which will be restricted by the resale limitations of Rule 144 under the Securities Act of 1933.

Dividend Policy.

All shares of common stock are entitled to participate proportionally in dividends if our Board of Directors declares them out of the funds legally available. These dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

EXECUTIVE COMPENSATION

Other than reimbursement for expenses, no director received any remuneration from the Corporation during the fiscal years ended December 31, 2004 and 2005. Our President, Yuying Zhang, received an annual salary of US$11,722 in 2005. Directors of the Company do not receive any compensation. No other officers of the company received a salary. See “Certain Relationships and Related Transactions.” The Company has no stock option, retirement pension or profit-sharing programs for the benefit of directors, officers, or other employees, but the Board of Directors may recommend adoption of one or more of such programs in the future.

Summary Compensation Table
		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options (#)	LTIP Payouts ($)	Other ($)
Yuying Zhang, President	2005	11,722	0	0	0	0	0	0
Yuying Zhang, President	2004	11,600	0	0	0	0	0	0
Yuying Zhang, President	2003	11,600	0	0	0	0	0	0

We have not entered into any other employment agreements with our employees, Officers or Directors. We have no standard arrangements to compensate our directors for their services to us.

Shineco, Inc.

Consolidated Financial Statements
For the Year Ended December 31, 2005

Child, Van Wagoner & Bradshaw, PLLC
A Professional Limited Liability Company of CERTIFIED PUBLIC ACCOUNTANTS
5296 S. Commerce Dr., Suite 300, Salt Lake City, UT 84107 PHONE: (801) 281-4700 FAX: (801) 281-4701

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
上市公司独立审瑟报告

To The Board of Directors
Shineco, Inc.

We have audited the accompanying consolidated balance sheets of Shineco, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shineco, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Child, Van Wagoner & Bradshaw, PLLC
Child, Van Wagoner & Bradshaw, PLLC
Salt Lake City, Utah
March 29, 2006

SHINECO, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2004

ASSETS

Current assets
Cash and cash equivalents	$273,367	$64,272
Trade receivables, net	1,906,004	1,213,934
Other receivables	651,060	386,595
Vendor deposits	178,262	129,606
Prepaid expenses	29,813	56,471
Inventories	1,906,756	2,305,510
Total current assets	4,945,262	4,156,388

Property, plant and equipment, net	120,538	105,248
Related party receivables	41,721	79,046
Investment in unconsolidated subsidiaries	78,335	--
Intangibles, net	22,144	20,291
Total assets	$5,208,000	$4,360,973

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Trade payables	$882,609	$1,038,910
Related party payables	259,788	588,201
Accrued liabilities	41,356	11,627
Other payables	84,167	195,567
Notes payable	675,324	314,009
Taxes payable	41,271	87,535
Customer deposits	202,964	409,945
Accrued employee benefits	49,928	21,448
Accrued dividends on preferred stock	7,000	--
Total current liabilities	2,244,407	2,667,242

Series A Convertible Preferred Stock, net of subscription receivable of $401,065; par value $.001; liquidation preference $.70 per share; 5,000,000 shares authorized; 2,000,000 and 0 shares issued and outstanding	998,935	--

Minority interest	12,837	91,571

Stockholders’ equity
Common stock; par value $.001, 25,000,000 shares authorized; 9,298,823 shares issued and outstanding	9,299	9,299
Additional paid in capital	1,079,908	1,079,908
Retained earnings	811,560	512,953
Accumulated other comprehensive income	51,054	--
Total stockholders’ equity	1,951,821	1,602,160

Total liabilities and stockholders’ equity	$5,208,000	$4,360,973

See notes to consolidated financial statements.

SHINECO, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year ended December 31,
	2005	2004

Revenues
Sales revenues	$2,243,047	$2,102,219
Cost of goods sold	1,101,298	829,099
Gross profit	1,141,749	1,273,120

Operating expenses
Advertising	34,797	3,490
Bad debt expenses	39,283	165,766
Other selling expenses	21,626	88,252
Salaries and benefits	360,232	284,664
Depreciation and amortization	8,428	22,014
Other general and administrative expenses	261,648	263,046
Total operating expenses	726,014	827,232
Operating income	415,735	445,888

Other income (expense)
Interest expense	(102,108)	(29,013)
Income (loss) on equity investments	(21,155)	--
Other	10,590	408
Total other income (expense)	(112,673)	(28,605)

Income before taxes and minority interest	303,062	417,283

Provision for income taxes	1,332	1,617
Income before minority interest	301,730	415,666

Minority interest in (income)/loss of subsidiaries	4,237	(1,840)
Income from continuing operations	305,967	413,826

Income (loss) from operations of disposed subsidiaries	(215)	475
Gain (loss) on disposal of subsidiaries	(145)	80,945
Net income (loss) from discontinued operations	(360)	81,420

Net income	$305,607	$495,246

Foreign currency translation adjustment	51,054	--

Comprehensive income	$356,661	$495,246

Basic earnings (loss) per common share:
From continuing operations	$0.03	$0.04
From discontinued operations	$(0.00)	$0.01
From net income	$0.03	$0.05

Diluted earnings (loss) per common share:
From continuing operations	$0.03	$0.04
From discontinued operations	$(0.00)	$0.01
From net income	$0.03	$0.05

Denominator for basic earnings per share	9,298,823	9,298,823
Denominator for diluted earnings per share	9,298,823	9,788,235

See notes to consolidated financial statements.

SHINECO, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock		Common Stock		Additional		Other Comprehensive
	Shares	Amount	Shares	Amount	Paid In Capital	Retained Earnings	Income (Loss)	Total

Balance, January 1, 2004	--	$--	2,747,640	$2,748	$57,638	$17,707	$--	$78,093

Increase in registered capital					1,026,571	--	--	1,026,571
Stock issued for services prior to recapitalization Oct 29			2,250,000	2,250	--	--	--	2,250
Shares issued in merger Dec 30			13,600,000	13,600	(13,600)	--	--	--
Net income for the year	--	--	--	--	--	495,246	--	495,246
Balance December 31, 2004	--	--	18,597,640	18,598	1,070,609	512,963	--	1,602,160

1:2 reverse stock split			(9,298,817)	(9,299)	9,299			--
Net income for the year						305,607		305,607
Accrued preferred dividends						7,000		(7,000)
Currency translation adjustment	--	--	--	--	--	--	51,054	51,054
Balance December 31, 2005	--	$--	9,298,823	$9,299	$1,079,908	$811,560	$51,054	$1,951,821

See notes to consolidated financial statements.

SHINECO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2005	2004

Cash flows from operating activities:
Net income	$305,607	$495,246
Adjustments to reconcile net loss to net cash provided by (used in) operations:
Depreciation and amortization	8,429	22,047
Provision for allowance on receivables	39,283	165,766
Inventory reserves	--	111,092
Stock issued for services	--	2,250
Loss from unconsolidated subsidiaries	21,155	--
Minority interest	(4,237)	1,840
Loss (gain) on disposal of subsidiary	145	(80,945)
Changes in operating assets and liabilities:
Trade receivables	(621,441)	(1,333,002)
Other receivables	(454,613)	(380,590)
Vendor deposits	(48,656)	(129,606)
Prepaid expenses	(3,387)	(56,471)
Inventories	256,727	(782,177)
Trade payables	(141,081)	904,428
Accrued liabilities	29,784	(148,231)
Other payables	(32,338)	195,567
Taxes payable	(44,657)	87,535
Customer deposits	(206,981),	409,944
Accrued employee benefits	28,480	21,448
Net cash used in operations	(867,781)	(493,859)

Cash flows from investing activities:
Investments in unconsolidated subsidiaries	(99,490)	--
Related party receivables	37,325	(79,046)
Proceeds from sale of subsidiary	73,863	172,283
Purchase of intangible assets	(2,808)
Purchase of property and equipment	(23,144)	(121,948)
Net cash used in investing activities	(14,254)	(28,711)

Cash flows from financing activities:
Related party payables	(328,413)	332,339
Repayments on short-term notes payable	--	(63,960)
Proceeds from short term loans	361,315	314,009
Proceeds from sale of preferred stock	998,935	--
Net cash provided by (used in) financing activities	1,031,837	582,388

Effect of rate changes on cash	59,293	--

Increase (decrease) in cash and cash equivalents	209,095	59,818

Cash and cash equivalents, beginning of period	64,272	4,454
Cash and cash equivalents, end of period	$273,367	$64,272

Supplemental disclosures of cash flow information:
Cash paid for interest	$102,108	$20,458
Cash paid for income taxes	$1,617	$--
Supplemental disclosures of non-cash investing and financing activities:
Stock issued for services	$--	$2,250
Inventory and intangibles acquired in business combination	$--	$1,026,571
Accrual of preferred stock dividend	$7,000	$--

See notes to consolidated financial statements.

SHINECO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF OPERATIONS

Shineco, Inc. (the Company) was incorporated on August 20, 1997 in the State of Delaware as Supcor, Inc. On December 30, 2004 the Company acquired all of the outstanding stock of Beijing Tenet Jove Technological Development Co., Ltd. (“Beijing Tenet Jove”) in exchange for stock of the Company. The stock exchange agreement is subject to the approval of the Chinese government, and the approval has not yet been received from the PRC government and until such approval is received the ownership of Beijing Tenet Jove by Shineco is legally unenforceable in the PRC, but the Company is confident that such approval will be received. The consolidated results of operations are primarily those of Beijing Tenet Jove and its consolidated subsidiaries.

Beijing Tenet Jove was incorporated on December 16, 2003 under the laws of the People’s Republic of China (the PRC). In the PRC, Ltd, or Limited, is equivalent to Inc, or Incorporated, in the United States (US).

The Company primarily manufactures and sells (1) Far Infrared Therapeutic Clothing and Textile Products, (2) Apocynum-based Nutritional Supplements, and (3.) FIR Multi-functional Therapeutic Devices, which are innovative therapeutic products for complementary treatment of both acute and chronic health concerns. By incorporating traditional Chinese medical methodology with modern bio-technology, we have developed and commercialized over 100 products under our brand name of “天益Tenethealth®”, which means “Benefit from Nature.”

NOTE 2. BASIS OF PRESENTATION

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and have been retroactively restated to give effect to the recapitalization due to a reverse merger consummated on December 30, 2004. This basis differs from that used in the statutory accounts of the Company, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to enterprises in the PRC. All necessary intercompany transactions and balances have been eliminated in consolidation, and all necessary adjustments have been made to present the consolidated financial statements in accordance with US GAAP.

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. The results of operations (through the date of sale) of subsidiaries that have been sold are included in income (loss) from discontinued operations. The Company’s subsidiaries during the years ended December 31, 2005 and 2004 are as follows:

Subsidiary name	Date acquired	Date sold	Ownership %

Tian Yi Hua Tai, Tianjin	April 27, 2004	n/a	90%
Tian Bai	December 16, 2003	October 18, 2004	100%
Haer Bin	January 12, 2004	July 27, 2004	51%
QiQiHaer	January 14, 2004	November 12, 2005	55%
Nan Jing	February 13, 2004	November 10, 2005	51%

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ECONOMIC AND POLITICAL RISKS

The Company faces a number of risks and challenges as a result of having primary operations and markets in the PRC. Changing political climates in the PRC could have a significant effect on the Company’s business.

ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, cash and cash equivalents includes cash on hand and demand deposits held by banks. None of the Company’s deposits are insured by the Federal Deposit Insurance Corporation or any other entity of the U.S. government.

TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An allowance for doubtful accounts is made when collection of the full amount becomes questionable. The allowance for doubtful accounts was $86,226 and $165,766 at December 31, 2005 and 2004, respectively.

OTHER RECEIVABLES

Other receivables consist primarily of advances made to third parties. The balances due to the Company were $651,060 and $386,595 at December 31, 2005 and 2004, respectively.

INVENTORIES

Inventories consist of raw materials, packaging materials, sub-contracting materials, production costs, and finished products. The inventories are valued at the lower of cost (first-in, first-out method) or market. Impairment and changes in market value are evaluated on a per item basis.

If the cost of the inventory exceeds the market value evaluation based on total inventory, provisions are made for the difference between the cost and the market value. Provision for potential obsolete or slow moving inventory is made based on analysis of inventory levels, age of inventory and future sales forecasts. Inventories consisted of the following:

	December 31, 2005	December 31, 2004

Raw materials	$628,095	$456,914
Packaging materials	--	105,829
Sub-contracting materials	--	293,658
Production costs	--	10,641
Work in progress	69,449	--
Finished products	1,323,192	1,549,560
Obsolescence reserve	(113,980)	(111,092)
Totals	$1,906,756	$2,305,510

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the useful lives of the assets. Amortization of leasehold improvements is calculated on a straight-line basis over the life of the asset or the term of the lease, whichever is shorter. Major renewals and betterments are capitalized and depreciated; maintenance and repairs that do not extend the life of the respective assets are charged to expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciation related to property and equipment used in production is reported in cost of sales.

Property and equipment are depreciated over their estimated useful lives as follows:

Machinery and equipment	10 years
Vehicles	7 years
Office equipment	7 years

Long-term assets of the Company are reviewed annually to assess whether the carrying value has become impaired, according to the guidelines established in Statement of Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company also evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. No impairment of assets was recorded in the periods reported.

REVENUE RECOGNITION

Revenues are recognized as earned when the following four criteria are met: (1) a customer issues purchase orders or otherwise agrees to purchase products; (2) products are delivered to the customer; (3) pricing is fixed or determined in accordance with the purchase order or agreement; and (4) collectibility is reasonably assured. The Company sells its products primarily at the wholesale level and does not allow returns of its products. Consequently, no reserve for future returns has been established.

The Company has agreements with distributors for the territorial marketing of its products. No fees are paid to the Company by the distributors for such agreements.

ADVERTISING EXPENSE

Advertising costs are expensed as incurred. Advertising expense amounted to $34,797, and $3,490 for the years ended December 31, 2005 and 2004, respectively.

FOREIGN CURRENCY AND COMPREHENSIVE INCOME

The accompanying consolidated financial statements are presented in United States (US) dollars. The functional currency is the Renminbi (RMB). The consolidated financial statements are translated into US dollars from RMB at year-end exchange rates for assets and liabilities, and weighted average exchange rates for revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

RMB is not freely convertible into the currency of other nations. All such exchange transactions must take place through authorized institutions. There is no guarantee the RMB amounts could have been, or could be, converted into US dollars at rates used in translation.

TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Currently, the Company has recorded only minimal income taxes and no deferred taxes because it is a high-tech company registered in Chinese Zhongguancun Science Park. In China, high-tech companies are encouraged to promote their technologies to the market, so the Company is exempted from income tax for its first three years.

EARNINGS PER SHARE

Basic earnings per common share ("EPS") is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per common share are calculated by adjusting the weighted average outstanding shares, assuming conversion of all potentially dilutive securities, such as stock options, warrants and conversion features attached to preferred stock or debt.

The Company issued convertible preferred stock on December 1, 2005, but no exercise can be made until after one year from issue, and then only if there is a public market for the common stock of the Company. At December 31, 2005 there were no exercisable conversion rights attached to the preferred stock.

The numerator and denominator used in the basic and diluted EPS of common stock computations are presented in the following table:

	Year ended December 31,
	2005	2004

NUMERATOR FOR BASIC AND DILUTED EPS
Income from continuing operations	305,967	413,826
Accrued dividend on Series A Preferred stock	(7,000)	--
Income from continuing operations available to common shareholders	298,967	413,826
Income (loss) from discontinued operations	(360)	81,420
Net income to common stockholders	$298,607	$495,246

DENOMINATOR FOR BASIC EPS
Weighted average shares of common stock outstanding	9,298,823	9,298,823
EPS - Basic from continuing operations	$0.03	$0.04
EPS - Basic from discontinued operations	$(0.00)	$0.01
EPS - Basic	$0.03	$0.05

DENOMINATOR FOR FULLY DILUTED EPS
Weighted average shares of common stock outstanding	9,298,823	9,298,823
Exercisable warrants	--	489,412
Weighted average common shares and warrants outstanding	--	9,788,235
EPS - Fully diluted from continuing operations	$0.03	$0.04
EPS - Fully diluted from discontinued operations	$(0.00)	$0.01
EPS - Fully diluted	$0.03	$0.05

NOTE 4. BUSINESS COMBINATIONS

On January 12, 2004, Haer Bin was incorporated in the PRC, as a 51% owned subsidiary of Beijing Tenet Jove. At the inception of Haer Bin, Beijing Tenet Jove contributed 51% of the registered capital of Haer Bin and recorded it as an investment in subsidiary, which account was eliminated on consolidation.

On January 14, 2004, QiQiHaer was established in the PRC as a 55% owned subsidiary of Beijing Tenet Jove. At the inception of QiQiHaer, Beijing Tenet Jove contributed 275,000 RMB as 55% of the registered capital of QiQiHaer and recorded it as an investment in subsidiary, which account was eliminated on consolidation.

On February 13, 2004 Nan Jing was established in the PRC as a 51% owned subsidiary of Beijing Tenet Jove. At the inception of Nan Jing, Beijing Tenet Jove contributed 408,000 RMB as 51% of the registered capital of Nan Jing and recorded it as an investment in subsidiary, which account was eliminated on consolidation.

Tian Yi Hua Tai, Tianjin (Tianjin) was incorporated in the PRC on August 12, 2003 as a manufacturer of clothing and related products. On April 27, 2004 Tianjin merged into Beijing Tenet Jove, becoming a 90% subsidiary. The Company paid cash of $36,232 and notes payable of $100,823 for an aggregate of $137,055 to the owners in exchange for the 90% interest. As the principal owners of Tianjin were the same as the principal owners of Beijing Tenet Jove, the transaction was accounted for as a transfer of entities under common control whereby the assets and liabilities of the acquired company were recorded at their historical cost basis and the results of its operations are consolidated with those of the Company as if the transfer had occurred at the beginning of the first period presented. No adjustment to additional paid-in capital was required, as the amount paid was equal to the historical cost basis of the net assets acquired. The following table details the net assets acquired in the transaction.

Cash	$27,559
Accounts receivable	5,398
Inventory	467,065
Other receivables	123,672
Vendor deposits	205,263
Fixed assets	43,197
Payables	(707,821)
Accrued liabilities	(12,050)
Net assets of subsidiary	152,283
Minority interest @ 10%	(15,228)
Net assets acquired	$137,055

On July 27, 2004, Beijing Tenet Jove sold all of its equity interest in Haer Bin, and on October 18, 2004 Beijing Tenet Jove sold all of its equity interest in Tian Bai. In aggregate, the Company recognized gains of $80,945 on the sales of these subsidiaries.

On November 4, 2004, owners of Beijing Tenet Jove acquired a controlling interest in the Company from its previous stockholders. On December 30, 2004, the Company issued 13,600,000 shares of its common stock in exchange for 100% of the outstanding registered capital of Beijing Tenet Jove. Beijing Tenet Jove is treated as the accounting acquirer in a reverse merger. Consequently, these financial statements reflect the accounts and operations of Beijing Tenet Jove and its consolidated subsidiaries, with the adopted capital structure of the Company retroactively restated.

On November 10, 2005 Beijing Tenet Jove sold all of its equity interest in Nan Jing, and on November 12, 2005 Beijing Tenet Jove sold all of its equity interest in QiQiHaer. In aggregate, the Company recognized losses of $145 on the sales of these subsidiaries.

NOTE 5. COMMON AND PREFERRED STOCK TRANSACTIONS

On March 12, 2004, Beijing Tenet Jove increased its registered capital in the amount of 8,500,000RMB ($1,026,571) thereby requiring its owners to invest additional capital. Inventory and intangibles were contributed in satisfaction of the increase.

Prior to the reverse merger, the Company issued 2,250,000 shares of its common stock for consulting services valued at par, for an aggregate of $2,250.

Pursuant to the reverse merger, the Company issued 13,600,000 shares of its common stock to acquire 100% of Beijing Tenet Jove.

On November 12, 2005 the Company effected a 1:2 reverse stock split. Immediately prior to the split there were 18,597,640 common shares outstanding and immediately following the split there were 9,298,823 common shares outstanding.

On December 1, 2005 the Company issued 2,000,000 shares of Series A Convertible Preferred Stock (“Preferred”) at $.70 per share for an aggregate amount of $1,400,000 less subscriptions receivable of $401,065. The Preferred stock has a par value of $0.001 and a stated value and liquidation preference of $0.70 per share. The Preferred stock bears cumulative dividends at 6% per annum, is redeemable for cash for $0.70 per share plus unpaid dividends at the Company’s option and has a mandatory redemption clause for those same amounts in the case of a change in control. The stock is convertible, after one year from the date of issue, for common stock at 88% of the market price of the common stock on the date of conversion. For every four common shares received upon conversion the converting shareholder is also to receive a warrant to purchase one additional share of common stock at an exercise price of $2.00 per share. The Preferred stockholders are protected from dilution and have voting rights equal to the common shares they would hold as if converted at the time of any vote. The cumulative dividend and redemption features make the Preferred stock more akin to debt than to equity. Accordingly, the redemption value is presented as a liability on the balance sheet. The conversion feature is not detachable and has therefore not been provided with a value separate from the Preferred stock.

NOTE 6. RELATED PARTY TRANSACTIONS

Related party receivables consist of advances due from stockholders. The amounts bear no interest and are payable on demand. Balances at December 31, 2005 and 2004 are $41,721 and $79,046, respectively.

Related party payables consist of loans from its stockholders. The loans bear no interest and are payable on demand. Balances at December 31, 2005 and 2004 are $259,788 and $588,201, respectively.

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31,

	2005	2004

Machinery and equipment	$27,270	$24,719
Vehicles	52,455	40,302
Office equipment	74,010	65,762
Subtotal	153,735	130,783
Less: accumulated depreciation	(33,197)	(25,535)
Net property and equipment	$120,538	$105,248

Depreciation expense was $6,880 and $20,671 for years ending December 31, 2005 and 2004, respectively.

NOTE 8. INVESTMENTS

During 2005, the Company acquired equity interests in eight of its distributors by contributing inventory to such distributors. The Company accounts for these investments using the equity method if the ownership percentage exceeds 20% or if the ownership percentage is less than 20% and significant control is evidenced by significant intercompany sales transactions. Investments where the ownership percentage is less than 20% and significant control is not evident are accounted for at cost. The following table reflects certain information about the Company’s investments in unconsolidated subsidiaries.

Name	Date Acquired	Ownership	Initial Investment	Share of Income/Loss	12/31/05 Investment

Jinan	11/25/2005	25.00%	$48,825	$(9,992)	$38,833
Changchun	10/26/2005	25.00%	13,567	5,312	18,879
Yantai	10/26/2005	25.00%	22,091	(12,222)	9,869
Liaoyang	12/31/2005	25.00%	4,707	--	4,707
Xuzhou	7/26/2005	15.00%	3,609	(316)	3,293
Huaian	7/26/2005	15.00%	3,937	(3,937)	--
Shenyang	9/26/2005	15.00%	263	N/A	263
Shenzhen	12/31/2005	15.00%	2,491	N/A	2,491
Totals			$99,490	$(21,155)	$78,335

NOTE 9. INTANGIBLES

Intangibles consist primarily of manufacturing patent rights, acquired in the business combination with Tianjin. They are determined to have a finite life of 15 years and are being amortized straight line over that period. Accumulated amortization at December 31, 2005 and 2004 is $2,935 and $1,376, respectively. Amortization expense recognized during 2005 and 2004 is $1,548 and $1,376, respectively.

NOTE 10. NOTES PAYABLE

Notes payable bear interest between 6.5% and 18% and have maturities between three to twelve months from issue. At December 31, 2005 and 2004, principal balances of notes payable due within a year totaled $675,324 and $314,009, respectively. Accrued interest of $13,447 and $8,555 relating to theses notes was included in other payables at December 31, 2005 and 2004.

NOTE 11. CUSTOMER DEPOSITS

Customer deposits at December 31, 2005 consist of $202,964 in prepayments to the Company for merchandise that had not yet shipped. The Company will recognize the deposits as revenue as customers take delivery of the goods, in compliance with its revenue recognition policy.

NOTE 12. CONCENTRATIONS

Several of the Company’s distributors each accounted for greater than 5% of total sales in the year ended December 31, 2005. The loss of one or more of these distributors could have a significant adverse affect on the future operating results of the Company. The following table contains certain information with respect to these distributors.

	2005 Sales	Percentage
Changchun	$289,802	12.92%
Jinan	236,347	10.54%
Nan Jing	141,360	6.30%
QiQiHaer	151,309	6.75%
Wulumuqi	454,062	20.24%
Xuzhou	317,538	14.16%
Totals	$1,590,418	70.91%

NOTE 13. COMMITMENTS

The Company leases factory and office space under non-cancelable leases. Future minimum lease payments are reflected in the following table:

2006	$44,521
2007	59,362
2008	44,521
2009	--
2010	--
Totals	$148,404

NOTE 14. CONTINGENCIES

The Company has not, historically, carried any property or casualty insurance. No amounts have been accrued for any liability that could arise from the lack of insurance. Management feels the chances of such an obligation arising are remote.

The Company has not yet received approval from the PRC government regarding the stock exchange agreement whereby the Company acquired Beijing Tenet Jove, and until such approval is received the ownership of Beijing Tenet Jove by Shineco is legally unenforceable in the PRC. It is expected to receive the approval at the beginning of May 2006. The process to obtain such approval consists of: a) filing with the PRC Ministry of Commerce to get approval and certification of the foreign investment company; b) filing with the State Development and Reformation Committee which is responsible for foreign investment projects; and c) filing with the State Administration of Foreign Exchange to get the foreign exchange registration certificate. The Company has filed the required documents and is currently waiting for the approvals.

NOTE 15. STOCK WARRANTS

Pursuant to the Stock Purchase Agreement executed in conjunction with the reverse merger of the Company and Beijing Tenet Jove, a warrant for 5% of the outstanding stock of the Company was issued to the selling stockholders, exercisable at par value, and expiring on December 12, 2005. None of these warrants was outstanding at December 31, 2005.

NOTE 16. NEW ACCOUNTING PRONOUNCEMENTS

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140.” The statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The Statement is effective for financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. The Company is currently evaluating whether the Statement will have any impact on its financial statements.

In February 2006, the FASB issued Staff Position No. FAS 123(R)-4, “Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event.” This position address the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event, amending paragraphs 32 and A229 of SFAS No. 123 (revised 2004), “Share-Based Payment.” As the Company has not traditionally paid employee compensation through the issuance of equity securities, no impact is expected on its financial statements.

In October 2005, the FASB issued Staff Position No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period.” This position addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. Management believes that this position has no application to the Company.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”), which replaced Accounting Principles Board Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principles. It requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact on the Company’s operations will depend on future accounting pronouncements or changes in accounting principles.

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies that the term “Conditional Asset Retirement Obligation” as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligation,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a Conditional Asset Retirement Obligation if the fair value of the liability can be reasonably estimated. FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005. Management does not believe the adoption of FIN 47 will have a material affect on the Company’s financial position, results of operations or cash flows.

SHINECO, INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	September 30, 2006	December 31, 2005

ASSETS

Current assets
Cash and cash equivalents	$53,626	$273,367
Trade receivables, net	1,383,109	1,906,004
Other receivables	708,094	651,060
Vendor deposits	985,852	178,262
Prepaid expenses	1,968	29,813
Inventories	2,094,499	1,906,756
Total current assets	$5,277,148	4,945,262

Property, plant and equipment, net	164,661	120,538
Related party receivables	54,320	41,271
Investment in unconsolidated subsidiaries	61,053	78,335
Intangibles, net	20,983	22,144
Total assets	$5,528,165	$5,208,000

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Trade payables	$1,116,087	$882,609
Related party payables	268,574	259,788
Accrued liabilities	74,268	41,356
Other payables	166,254	84,167
Notes payable	763,458	675,324
Taxes payable	490	41,271
Customer deposits	59,316	202,964
Accrued employee benefits	77,480	49,928
Accrued dividends on preferred stock	70,000	7,000
Total current liabilities	2,595,927	2,244,407

Series A Convertible Preferred Stock, net of subscription receivable of $360,793; par value $.001; liquidation preference $.70 per share; 5,000,000 shares authorized; 2,000,000 shares issued and outstanding	1,039,207	998,935

Total Liabilities	3,635,134	3,243,342

Minority interest	8,619	12,837

Stockholders’ equity
Common stock; par value $.001, 25,000,000 shares authorized; 9,298,823 shares issued and outstanding	9,299	1,374
Additional paid in capital	1,079,908	59,012
Retained earnings	512,953	17,707
Accumulated other comprehensive income	59,771	--
Total stockholders’ equity	1,884,412	1,951,821

Total liabilities and stockholders’ equity	$5,528,165	$5,208,000

See notes to consolidated financial statements.

SHINECO, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(UNAUDITED)

	Nine months ended September 30,
	2006	2005

Revenues
Sales revenues	$1,174,522	$1,414,319
Cost of goods sold	457,446	688,077
Gross profit	717,076	726,242

Operating expenses
Other selling expenses	107,050	77,493
Other general and administrative expenses	526,884	558,769
Total operating expenses	633,934	636,262

Net operating income	83,142	89,980
Other income (expense)
Interest expense	(73,297)	(75,186)
Income (loss) on equity investments	(27,178)	--
Other	(1,773)	(6,219)
Total other income (expense)	(102,248)	(81,405)

Income before taxes and minority interest	(19,106)	8,575
Provision for income taxes	--	(1,007)
Income before minority interest	(19,106)	7,568
Minority interest in loss (income) of subsidiaries	5,980	4,272
Income from continuing operations	(13,126)	11,840

Income (loss) from operations of disposed subsidiaries	--	9,692
Net income (loss) from discontinued operations	--	9,692
Net income	$(13,126)	$21,532

Foreign currency translation adjustment	8,717	37,683
Comprehensive income	$(4,409)	$59,215

Basic earnings (loss) per common share:
From continuing operations	$(0.00)	$(0.00)
From discontinued operations	$--	$--
From net income	$(0.00)	$(0.00)

Diluted earnings (loss) per common share:
From continuing operations	$(0.00)	$(0.00)
From discontinued operations	$--	$--
From net income	$(0.00)	$(0.00)

Denominator for basic earnings per share	9,298,823	9,298,823
Denominator for diluted earnings per share	11,798,823	9,798,235

See notes to consolidated financial statements.

SHINECO, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine months ended September 30, 2006	Nine months ended September 30, 2005

Cash flows from operating activities:
Net income	$(13,126)	$21,532
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	14,653	19,476
Minority interest	5,980	(4,639)
Changes in operating asserts and liabilities:
Trade receivables	522,895	(355,209)
Other receivables	(57,034)	(143,141)
Vendor deposits	(807,590)	132,650
Prepaid expenses	(27,845)	8,372
Inventories	(187,743)	75,616
Trade payables	233,478	(57,857)
Accrued liabilities	32,912	79,214
Other payables	82,087	1,562,686
Taxes payable	(40,781)	(68,654)
Customer deposits	(143,648)	(372,827)
Accrued employee benefits	27,552	--
Net cash provided by (used in) operations	(314,480)	897,219

Cash flows from investing activities:
Purchase of property and equipment	(1,365)	(19,481)
Related party receivable	12,599	80,902
Net cash used in investing activities	11,234	61,061

Cash flows from financing activities:
Related party payables	8,786	(602,015)
Repayments on short-term notes payable	--	(321,384)
Proceeds from short term loans	25,730
Proceeds from sale of preferred stock	40,272	--
Net cash used in financing activities	74,788	(923,399)

Effect of rate changes on cash	8,717	2,015

Decrease in cash and cash equivalents	(219,741)	36,895

Cash and cash equivalents, beginning of period	273,367	64,272
Cash and cash equivalents, end of period	$53,626	$101,167

Supplemental disclosures of cash flow information:
Cash paid for interest	$73,297	$76,952
Cash paid for income taxes	$--	$67,200
Supplemental disclosures of non-cash investing and financing activities:
Preferred stock dividends accrued but not paid	$2,250	$--
Office furnishings	$56,250	$--

See notes to consolidated financial statements.

SHINECO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Shineco, Inc. (the Company) was incorporated on August 20, 1997 in the State of Delaware as Supcor, Inc. On December 30, 2004 the Company acquired all of the outstanding stock of Beijing Tenet Jove Technological Development Co., Ltd. (“Beijing Tenet Jove”) in exchange for stock of the Company. The consolidated results of operations are primarily those of Beijing Tenet Jove and its consolidated subsidiaries.

Beijing Tenet Jove was incorporated on December 16, 2003 under the laws of the People’s Republic of China (the PRC). In the PRC, Ltd, or Limited, is equivalent to Inc, or Incorporated, in the United States (US). Beijing Tenetjove changed from a Chinese-owned company to a solely foreign-owned company on August 11, 2006.

The Company primarily manufactures and sells (1) Far Infrared Therapeutic Clothing and Textile Products, (2) Apocynum-based Nutritional Supplements, and (3) FIR Multi-functional Therapeutic Devices, which are innovative therapeutic products for complementary treatment of both acute and chronic health concerns. By incorporating traditional Chinese medical methodology with modern bio-technology, we have developed and commercialized over 100 products under our brand name of “Tenethealth®”, which means “Benefit from Nature.”

2. BASIS OF PRESENTATION

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). This basis differs from that used in the statutory accounts of the Company, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to enterprises in the PRC. All necessary intercompany transactions and balances have been eliminated in consolidation, and all necessary adjustments have been made to present the consolidated financial statements in accordance with US GAAP.

The accompanying consolidated financial statements include the accounts of the Company and its 90% owned subsidiary -- Tianjin Tenet Health.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ECONOMIC AND POLITICAL RISKS

The Company faces a number of risks and challenges as a result of having primary operations and markets in the PRC. Changing political climates in the PRC could have a significant effect on the Company’s business.

ESTIMATES
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, cash and cash equivalents includes cash on hand and demand deposits held by banks. None of the Company’s deposits are insured by the Federal Deposit Insurance Corporation or any other entity of the U.S. government.

TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An allowance for doubtful accounts is made when collection of the full amount becomes questionable. The allowance for doubtful accounts was $170,166 and $86,226 at September 30, 2006 and December 31, 2005, respectively. Bad debt expense recognized during nine months of 2006 and whole year of 2005 was $ 83,940 and $ 79,540, respectively.

OTHER RECEIVABLES

Other receivables consist primarily of advances made to third parties. The balances due to the Company were $708,094 and $651,060 at September 30, 2006 and December 31, 2005, respectively.

INVENTORIES

Inventories consist of raw materials, packaging materials, sub-contracting materials, production costs, and finished products. The inventories are valued at the lower of cost (first-in, first-out method) or market. The balances of the Company were $2,094,499 and $ 1,906,756 at September 30, 2006 and December 31, 2005, respectively.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the useful lives of the assets. Amortization of leasehold improvements is calculated on a straight-line basis over the life of the asset or the term of the lease, whichever is shorter. Major renewals and betterments are capitalized and depreciated; maintenance and repairs that do not extend the life of the respective assets are charged to expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciation related to property and equipment used in production is reported in cost of sales.

Property and equipment are depreciated over their estimated useful lives as follows:

Machinery and equipment	10 years
Vehicles	7 years
Office equipment	7 years
Office furnishings	5 years

Long-term assets of the Company are reviewed annually to assess whether the carrying value has become impaired, according to the guidelines established in Statement of Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company also evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. No impairment of assets was recorded in the periods reported.

REVENUE RECOGNITION

Revenues are recognized as earned when the following four criteria are met: (1) a customer issues purchase orders or otherwise agrees to purchase products; (2) products are delivered to the customer; (3) pricing is fixed or determined in accordance with the purchase order or agreement; and (4) collectibility is reasonably assured. The Company sells its products primarily at the wholesale level and does not allow returns of its products. Consequently, no reserve for future returns has been established.

The Company has agreements with distributors for the territorial marketing of its products. No fees are paid to the Company by the distributors for such agreements.

FOREIGN CURRENCY AND COMPREHENSIVE INCOME

The accompanying consolidated financial statements are presented in United States (US) dollars. The functional currency is the Renminbi (RMB). The consolidated financial statements are translated into US dollars from RMB at year-end exchange rates for assets and liabilities, and weighted average exchange rates for revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

RMB is not freely convertible into the currency of other nations. All such exchange transactions must take place through authorized institutions. There is no guarantee the RMB amounts could have been, or could be, converted into US dollars at rates used in translation.

TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Currently, the Company has recorded only minimal income taxes and no deferred taxes because it is a high-tech company registered in Chinese Zhongguancun Science Park. In China, high-tech companies are encouraged to promote their technologies to the market, so the Company is exempted from income tax for its first three years.

EARNINGS PER SHARE

Basic earnings per common share ("EPS") is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per common share are calculated by adjusting the weighted average outstanding shares, assuming conversion of all potentially dilutive securities, such as stock options, warrants and conversion features attached to preferred stock or debt.

The Company issued convertible preferred stock on December 1, 2005, but no exercise can be made until after one year from issue, and then only if there is a public market for the common stock of the Company. At September 30, 2006 there were no exercisable conversion rights attached to the preferred stock. Conversion of the series A preferred shares can not be assumed because it’s effect would be antidilutive, as illustrated below.

The numerators and denominators used in the computations of basic and diluted EPS are presented in the following table:

	Nine months ended September 30,
	2006	2005

NUMERATOR FOR BASIC AND DILUTED EPS
Income from continuing operations	(13,126)	11,840
Accrued dividend on Series A Preferred Stock	(63,000)	--
Income from continuing operations available to common shareholders	(76,126)	11,840
Income (loss) from discontinued operations	--	9,692
Net income to common stockholders	$(76,126)	$21,532

DENOMINATOR FOR BASIC EPS
Weighted average shares of common stock outstanding	9,298,823	9,298,823
EPS - Basic from continuing operations	$(0.01)	$0.00
EPS - Basic from discontinued operations	$--	$0.00
EPS - Basic	$(0.01)	$0.00

DENOMINATOR FOR FULLY DILUTED EPS
Weighted average shares of common stock outstanding	9,298,823	9,298,823
Exercisable warrants		489,412
Series A Preferred Stock conversion rights	2,500,000	--
Weighted average common shares and warrants outstanding	11,798,823	9,788,235
EPS - Fully diluted from continuing operations	$(0.01)	$0.00
EPS - Fully diluted from discontinued operations	$--	$0.00
EPS - Fully diluted	$(0.01)	$0.00

4. COMMON AND PREFERRED STOCK TRANSACTIONS

On February 28, 2005 the Company effected a 1:2 reverse stock split. Immediately prior to the split there were 18,597,640 common shares outstanding and immediately following the split there were 9,298,823 common shares outstanding.

On December 1, 2005 the Company issued 2,000,000 shares of Series A Convertible Preferred Stock (“Preferred”) at $.70 per share for an aggregate amount of $1,400,000 less subscriptions receivable of $401,065. The Preferred stock has a par value of $0.001 and a stated value and liquidation preference of $0.70 per share. The Preferred stock bears cumulative dividends at 6% per annum, is redeemable for cash for $0.70 per share plus unpaid dividends at the Company’s option and has a mandatory redemption clause for those same amounts in the case of a change in control. The stock is convertible, after one year from the date of issue, for common stock at 88% of the market price of the common stock on the date of conversion. For every four common shares received upon conversion the converting shareholder is also to receive a warrant to purchase one additional share of common stock at an exercise price of $2.00 per share. The Preferred stockholders are protected from dilution and have voting rights equal to the common shares they would hold as if converted at the time of any vote. The cumulative dividend and redemption features make the Preferred stock more akin to debt than to equity. Accordingly, the redemption value is presented as a liability on the balance sheet. The conversion feature is not detachable and has therefore not been provided with a value separate from the Preferred stock.

5. RELATED PARTY TRANSACTIONS

Related party receivables consist of advances due from stockholders. The amounts bear no interest and are payable on demand. Balances at September 30, 2006 and December 31, 2005 are $54,320 and $41,721, respectively.

Related party payables consist of loans from its stockholders. The loans bear no interest and are payable on demand. Balances at September 30, 2006 and December 31, 2005 are $268,574 and $259,788, respectively.

6. PROPERTY, PLANT AND EQUIPMENT

The balances of Property, plant and equipment net were $ 164,661 and $120,538 at September 30, 2006 and December 31, 2005, respectively

	September 30, 2006	December 31, 2005
Machinery and equipment	$28,390	$27,270
Vehicles	53,526	52,455
Office equipment	73,747	74,010
Office furnishings	55,124	-
Subtotal	211,350	153,735
Less: accumulated depreciation	(46,689)	(33,197)
Net property and equipment	$164,661	$120,538

Depreciation expense was $ 13,492 and $ 7,662 for nine months ending September 30, 2006 and whole year of 2005, respectively.

7. INVESTMENTS

During 2005 and 2006, the Company acquired equity interests in seven of its distributors by contributing inventory to such distributors. The Company accounts for these investments using the equity method if the ownership percentage exceeds 20% or if the ownership percentage is less than 20% and significant control is evidenced by significant intercompany sales transactions. Investments where the ownership percentage is less than 20% and significant control is not evident are accounted for at cost. The following table reflects certain information about the Company’s investments in unconsolidated subsidiaries.

Name	Date Acquired	Ownership	Initial Investment	Share of Income/Loss	Date Withdrawal	Investment Withdrawal	09/30/06 Investment

Jinan	2005-11-25	25.00%	$48,825	$(22,219)			$26,606
Changchun	2005-10-26	25.00%	13,567	6,376			19,943
Yantai	2005-10-26	25.00%	22,091	(12,222)	2006-6-2	9,869	--
Liaoyang	2005-12-31	25.00%	4,707	(4,168)			539
Xuzhou	2005-7-26	15.00%	3,609	485			4,094
Huaian	2005-7-26	15.00%	3,937	(3,937)	2006-1-4		--
Shenyang	2005-9-26	15.00%	263	N/A			$263
Shenzhen	2005-12-31	15.00%	2,491	N/A	2006-6-2	2,491	--
Qiqihaer	2006-1-4	19.00%	7,107	(1,311)			5,796
Nanjing	2006-8-31	15.00%	15,149	(11,337)			3,812
Totals			$121,746	$(48,333)		$12,360	$61,053

8. INTANGIBLES

Intangibles consist primarily of manufacturing patent rights, acquired in the business combination with Tianjin. They are determined to have a finite life of 15 years and are being amortized straight line over that period. Accumulated amortization at September 30, 2006 and December 31, 2005 is $4,096 and $2,935 respectively. Amortization expense recognized during the three quarters of 2006 and the whole year of 2005 is $1,161 and $1,548, respectively.

9. CUSTOMER DEPOSITS

Customer deposits at September 30, 2006 consist of $59,316 in prepayments to the Company for merchandise that had not yet shipped. The Company will recognize the deposits as revenue as customers take delivery of the goods, in compliance with its revenue recognition policy.

10. COMMITMENTS

The Company leases factory and office space under non-cancelable leases. Future minimum lease payments are reflected in the following table:

2006	$44,521
2007	59,362
2008	44,521
2009	--
2010	--
Totals	$148,404

11. CONTINGENCIES

The Company has not, historically, carried any property or casualty insurance. No amounts have been accrued for any liability that could arise from the lack of insurance. Management feels the chances of such an obligation arising are remote.

12. STOCK WARRANTS

Pursuant to the Stock Purchase Agreement executed in conjunction with the reverse merger of the Company and Beijing Tenet Jove, a warrant for 5% of the outstanding stock of the Company was issued to the selling stockholders, exercisable at par value, and expiring on December 12, 2005. None of these warrants was outstanding at September 30, 2006.

13. NEW ACCOUNTING PRONOUNCEMENTS

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140”. The statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The Statement is effective for financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. The Company is currently evaluating whether the Statement will have any impact on its financial statements.

In February 2006, the FASB issued Staff Position No. FAS 123(R)-4, “Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event”. This position addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event, amending paragraphs 32 and A229 of SFAS No. 123 (revised 2004), “Share-Based Payment”. As the Company has not traditionally paid employee compensation through the issuance of equity securities, no impact is expected on its financial statements.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140” (SFAS 156). This Statement amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. The impact of adopting SFAS 156 was not material to our consolidated results of operations and financial condition.

In June 2006, the FASB ratified the consensus reached by the EITF on EITF Issue No. 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absences” (or “EITF 06-2”). EITF 06-2 states that if all the conditions of paragraph 6 of FASB 43 are met, compensation costs for sabbatical and other similar benefit arrangements should be accrued over the requisite service period. Paragraph 6 of FASB 43 states that a liability should be accrued for employees’ future absences if the following are met: (a) the employer’s obligation is attributable to employees’ services already rendered; (b) the obligation relates to rights that vest or accumulate; (c) payment of the compensation is probable; and (d) the amount can be reasonably estimated. EITF 06-2 is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of this statement to have a material impact on our consolidated results of operations and financial condition.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of FIN 48 on our consolidated results of operations and financial condition.

SFAS No. 157, Fair Value Measurements, issued in September 2006 establishes a formal framework for measuring fair value under GAAP. It defines and codifies the many definitions of fair value included among various other authoritative literature, clarifies and, in some instances, expands on the guidance for implementing fair value measurements, and increases the level of disclosure required for fair value measurements. Although SFAS No.157 applies to and amends the provision of existing FASB and AICPA pronouncements, it does not, of itself, require any new fair value measurements, nor does it establish valuation standards. SFAS No. 157 applies to all other accounting pronouncements requiring or permitting fair value measurements, except for SFAS No. 123 (R), share-based payment and related pronouncements, the practicability exceptions to fair value determinations allowed by various other authoritative pronouncements, and AICPA Statements of Position 97-2 and 98-9 that deal with software revenue recognition. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Adoption of the provisions of this statement is not expected to have a material effect on the results of operations or financial position of Shineco.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” The new statement requires immediate recognition of the deferrals on the balance sheet with a corresponding charge to Accumulated other comprehensive income (loss). Management does not believe the adoption of FIN 47 will have a material affect on the Company’s financial position, results of operations or cash flows.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The accounting firm of Child, Van Wagoner, and Bradshaw, LLP, Certified Public Accountants, audited our financial statements for the years ended December 31, 2004 and 2005. We have never had any disagreements with our accountants.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 23. INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted by Delaware law, the Company's Bylaws provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being, or having been, Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

ITEM 24. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC Filing Fee	$325.70
Legal Fees	37,500.00
Accounting Fees and Expenses	32,500.00
Printing, Postage, Misc.	4,674.30
Total	$75,000.00

ITEM 25. RECENT SALES OF UNREGISTERED SECURITIES

On December 15, 2005, the Company sold 2,000,000 shares of Convertible Preferred Stock to Chinese nationals resident in the Peoples' Republic of China for an aggregate consideration of $1,400,000. This sale was exempt from the registration requirements of the Securities Act pursuant to Regulation S promulgated under such Act, based on the following facts: each purchaser was a Chinese national resident in the People’s Republic of China and was not a US Person as defined by Regulation S.

ITEM 26. EXHIBITS

2.1	Stock Purchase Agreement, dated as of November 1, 2004. **(Incorporated by reference from Form 8-K filed December 9, 2004.)
2.2	Agreement for Share Exchange, dated as of December 12, 2004. **(Incorporated by reference from Form 8-K filed March 28, 2005.)
3.1	Certificate of Incorporation **(Incorporated by reference from Form 10-SB filed August 24, 2004.)
3.1(a)	Certificate of Amendment to Certificate of Incorporation, dated May 18, 2005 **(Incorporated by reference from Form 10-SB filed August 24, 2004.)
3.1(b)	Certificate of Amendment to Certificate of Incorporation, dated May 18, 2005
3.1(c)	Certificate of Amendment to Certificate of Incorporation, dated May 22, 2005 **(Incorporated by reference from Form SB-2, Ex. 3.1(b), filed February 13, 2006.)
3.1(d)	Certificate of Designation of Series A Convertible Preferred Stock, dated November 30, 2005 **(Incorporated by reference from Form SB-2, Ex. 3.1(c), filed February 13, 2006.)
3.2	Bylaws **(Incorporated by reference from Form 10-SB filed August 24, 2004.)
5.1	Opinion of Counsel
23.1	Consent of Child, Van Wagoner & Bradshaw, PLLC, Certified Public Accountants
99.1	Patent Number ZL 9411202, Apocynum fiber blending method
99.2	Patent Number ZL 981261701, Far-infrared ceramic material
99.3	Patent Number ZL 992144736, Apocynum far-infrared multifunctional surface material
99.4	Patent Number ZL 023381736, 40* fine Apocynum cloth
99.5	Patent Number ZL 2004 2 0092818.8, Apocynum Far Infrared Foot Pillow. The patent is owned by Tianjin Tenet Health Technological Development Co., Ltd. Its designer is Zhao Min.
99.6	Patent number ZL 2004 2 0092815.4 The patent is owned by Tiajin Tenet Health Technological Development Co., Ltd. Its designer is Zhao Min.
99.7	Patent number: ZL 2004 2 0029463.2 The patent is owned by Tiajin Tenet Health Technological Development Co., Ltd. Its designer is Zhao Min.
99.8	Patent number: ZL 2004 2 0028883.9 The patent is owned by Tiajin Tenet Health Technological Development Co., Ltd. Its designer is Zhao Min.
99.9	Patent number: ZL 2004 2 0028885.8 The patent is owned by Tiajin Tenet Health Technological Development Co., Ltd. Its designer is Zhao Min and Zhang Ben She.
99.10	Patent number: ZL 2004 2 0029465.1 The patent is owned by Tiajin Tenet Health Technological Development Co., Ltd. Its designer is Zhao Min.
99.11	Patent number: ZL 2004 2 0029462.8 The patent is owned by Tiajin Tenet Health Technological Development Co., Ltd. Its designer is Zhao Min.
99.12	Patent number: ZL 2004 2 0029464.7 The patent is owned by Tiajin Tenet Health Technological Development Co., Ltd. Its designer is Zhao Min.

ITEM 27. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any additional or changed material information on the plan of distribution.

(2) For purposes of determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in Beijing, People’s Republic of China, on February 12, 2007.

SHINECO, INC.

/s/ Yuying Zhang
By: Yuying Zhang, President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in their specified capacities on February 12, 2007:

/s/ Yuying Zhang
By: Yuying Zhang
Chairman and CEO - Principal Executive Officer

/s/ Dan Liu
By: Dan Liu
Director and CFO - Principal Financial Officer

In accordance with the requirements of the Securities and Exchange Act of 1933, this registration statement was signed by the following persons on behalf in the capacities and on the dates indicated

/s/ Yuying Zhang	2/12/07
Yuying Zhang, Chairman	Date

/s/ Weixing Yin	2/12/07
Weixing Yin, Director	Date

/s/ Xiaoquang Zhang	2/12/07
Xiaoquang Zhang, Director	Date

/s/ Shuangpeng Tian	2/12/07
Shuangpeng Tian, Director	Date

/s/ Dan Liu	2/12/07
Dan Liu, Director	Date